                                                                      EXHIBIT 13

[COTT CORPORATION LOGO]



                                                              1999 ANNUAL REPORT
                                                                     REVITALIZED



THE LEADER IN PREMIUM
RETAILER BRAND BEVERAGE
INNOVATION


                                                       JANUARY 1,     January 2,      January 31,
(in millions of U.S. dollars,                             2000           1999             1998
except per share amounts)                              (52 WEEKS)     (48 weeks)       (53 weeks)
-------------------------                              ----------     ----------       ----------
Sales                                                  $    990.8     $    958.5      $   1,047.8
Gross margin                                                 14.5%          10.4%            13.9%
Operating income*                                            45.0            8.2             49.0
Net income (loss)                                            18.5         (109.5)            (4.7)
Operating cash flow, after capital expenditures              38.4          (46.4)           (27.8)
Working capital                                              62.7           77.2            171.3
Long-term debt                                              323.6          377.7            407.8
Per common share:
  Net income (loss) - basic                            $     0.31     $    (1.74)     $     (0.07)
  Net income (loss) - diluted                          $     0.28     $    (1.74)     $     (0.07)
                                                       ==========     ==========      ===========


* before unusual items


                                      SALES
                           (MILLIONS OF U.S. DOLLARS)

                 '97             [ART WORK]             1,047.8
                 '98             [ART WORK]               958.5
                 '99             [ART WORK]               990.8




                            EARNINGS BEFORE INTEREST,
                       TAXES, DEPRECIATION & AMORTIZATION*
                           (MILLIONS OF U.S. DOLLARS)

                 '97             [ART WORK]                87.8
                 '98             [ART WORK]                51.3
                 '99             [ART WORK]                82.5




                          OPERATING CASH FLOW PER SHARE
                          (AFTER CAPITAL EXPENDITURES)
                                 (U.S. DOLLARS)



                 '97             [ART WORK]               (0.43)
                 '98             [ART WORK]               (0.74)
                 '99             [ART WORK]                0.64




                                   CASE VOLUME
                         (MILLIONS OF 8 OZ EQUIVALENTS)



                 '97             [ART WORK]               555.5
                 '98             [ART WORK]               543.5
                 '99             [ART WORK]               578.2


[COTT LOGO]

OUR VISION:

TO BE THE LEADER IN PREMIUM RETAILER BRAND BEVERAGE INNOVATION


OUR VALUES:

TRUST AND INTEGRITY; ACCOUNTABILITY; QUALITY AND INNOVATION; TEAMWORK AND PERSONAL DEVELOPMENT; DIVERSITY AND RESPECT; CUSTOMER-DRIVEN; WINNING ATTITUDE

TO OUR SHAREOWNERS

                              R E V I T A L I Z E D





IN LAST YEAR'S ANNUAL REPORT I REPORTED THAT COTT CORPORATION WAS "POWERING UP," PUTTING IN PLACE A FOUNDATION FOR CONSISTENT, PROFITABLE GROWTH. I INSISTED THAT DESPITE ALL OBSTACLES, AND WITH UNCOMMON DEDICATION, WE WOULD TURN OUR COMPANY AROUND BY WORKING SMARTER, BY WORKING TOGETHER AND THROUGH INNOVATION.


I said we would go back to our roots, strip away distractions, and position our Company to fulfill its vision of continuing as the leader in premium retailer brand beverage innovation. This year, I am pleased to report that we have kept those commitments.


Business success is, of course, measured by financial results. I am happy to report that our positive financial performance in 1999 reflects that a turnaround has begun.


FISCAL 1999 RESULTS

- Basic earnings per share from continuing operations of $0.35 versus a loss of $1.53 in 1998


-    Operating income of $45.0 million versus $8.2 million before unusual items


-    Overall gross margin of 14.5%, up from 10.4% in 1998


- Operating cash flow (less capital expenditures) of $38.4 million versus a $46.4 million cash outflow in 1998


REVITALIZED

Today, Cott has in place a firm foundation on which to build our future. We have cleared a path for sustained performance. Our operating strategies are beginning to bite. Our focus on customers is paying off. In short, we are REVITALIZED! Let me explain:

- Customer service, which caused significant disruption in 1998, particularly in the U.S., has reached new levels of excellence.


- Plant performance, namely productivity, asset utilization, quality and cost, has significantly improved.


- The leadership team is in place and the Company reorganized around our three core geographic regions, to place greater focus on customers.


- The Company has been refocused to place our resources behind our core carbonated soft drink business.


- Accountability, teamwork and sharing, the principal values of the "New" Cott, are being embraced by employees.



[PHOTO]

FRANK E. WEISE III
PRESIDENT & CEO

COTT CORPORATION

TO OUR SHAREOWNERS



Our success in 1999 was driven by our relentless pursuit of three ambitious strategies.


WE FOCUSED ON KEY BUSINESSES IN CORE MARKETS

We achieved quality and customer service excellence in our core Canadian, U.K. and U.S. businesses.

We centralized our organizations in Canada and the U.S., bringing new levels of consistency and efficiency and eliminating many redundancies.

We completed our divestiture program, realizing proceeds of $39.1 million, enabling us to pay down debt and strengthen our core business.

We continued to focus relentlessly on our customers. As the story of the "New" Cott gets told, we find that not only are we attracting new customers, but we are bolstering our position with current customers, our most important source of volume growth. Our top 15 customers, who now account for more than 70% of sales, generated volume growth of 13%.

WE TOOK MAJOR STEPS TO FIX OUR COST STRUCTURE

Company-wide, in 1999 we reduced stock-keeping units (SKUs) by almost one-third, eliminating products that either were too costly to produce or did not generate the required levels of returns.

Across our operations we made progress on a number of fact-based processes, which help us do a better job of managing the business by giving us hard, fast data on which to make and monitor decisions. Among them are Key Performance Indicators (KPIs), which measure performance in each of our plants around the world; Six Sigma, which helps us track and correct variations in our operations; and the Cott Continuous Improvement Process (CIP), which facilitates increased operational efficiency, and contributed more than $8.0 million in savings.


We made major strides toward implementing greater financial discipline across the Company, standardizing accounting, initiating enterprise resource planning, clarifying reporting systems and prioritizing capital spending.


We continued to "sweat our assets," getting more productivity out of our existing infrastructure and improving operating cash flow less capital expenditures by $84.8 million, reducing debt to $323.6 million.

WE CONTINUED TO STRENGTHEN THE "NEW" COTT

We strengthened our Cott Power Team at all levels, including hiring new management to lead our U.K. business, headed by Neil A. Thompson as Managing Director, U.K./Europe Operations. Neil brings us a track record of success with leading consumer product companies. He, along with the leaders of our two other businesses, David G. Bluestein, President, U.S. Operations, and Mark Benadiba, President, Canadian Operations, will be responsible for executing Cott's growth strategy in each of our core businesses. In all our businesses we have a smaller, more focused management structure providing greater flexibility.


THE PATH FORWARD ... BUILDING ON MOMENTUM

For 2000 we are sticking with the goals and operating strategies which worked so well in 1999; focus on core business, fix the cost structure and strengthen the "New" Cott.


Our basic earnings per share from continuing operations of $0.35 in 1999 serves as a solid base on which to build. And, 2000 looms bright with promise. We see opportunities for sales and earnings growth in each of our core markets. Thanks to the new emphasis on innovation as well as financial discipline, our success has taken on a more robust strength. We see the current year as one of breakthrough performance in partnership with our customers.


Our 2,000 plus Cott Power Team--our employees--accomplished much this past year. Yet, I have great confidence that they can and will accomplish much more moving forward in the new century. They are revitalizing this great Company. The Cott turnaround has begun. I want to express my thanks and appreciation to the men and women of Cott, and to our shareowners for your confidence in, and support of, our Company and its leadership.


FRANK E. WEISE III (SIGNED)
PRESIDENT AND CEO


I AM VERY PLEASED WITH THE PROGRESS THAT WE HAVE MADE OVER THE PAST YEAR. AT THE BEGINNING OF 1999, THE COMPANY, UNDER THE ABLE LEADERSHIP OF FRANK E. WEISE, PUT INTO PLACE A NUMBER OF BOLD INITIATIVES AIMED AT TURNING AROUND OUR COMPANY. I BELIEVE THAT THE IMPLEMENTATION OF THESE INITIATIVES HAS RESULTED IN SIGNIFICANT PROGRESS TOWARD POSITIONING COTT FOR LEADERSHIP IN ITS CORE BUSINESS.


THE COMPANY NOW HAS A FIRST-RATE MANAGEMENT TEAM, WITH DEPTH AND EXPERIENCE AND A SOLID COMMITMENT TO ACHIEVING PROFITABLE GROWTH.


IT IS REFRESHING TO FEEL THE ENERGY HERE. THE COMPANY'S PERFORMANCE DESERVES MUCH PRAISE AND I AM PROUD TO BE ASSOCIATED WITH COTT AT THIS DRAMATIC TIME OF REVITALIZATION. I SALUTE ALL MEMBERS OF THE COTT POWER TEAM.



SERGE GOUIN (SIGNED)
CHAIRMAN

COTT CORPORATION

                                      Q+A



COTT'S SENIOR MANAGEMENT TEAM SET THE COMPANY'S TURNAROUND IN MOTION BY RELENTLESSLY PURSUING THREE KEY OPERATING STRATEGIES. UNDERLYING THESE STRATEGIES AND EVERY OTHER ACTIVITY IS AN INTENSE FOCUS ON CUSTOMERS.





Left to right  NEIL A. THOMPSON, MD, U.K.,
               RAYMOND P. SILCOCK, CFO,
               FRANK E. WEISE, CEO,
               MARK BENADIBA, PRESIDENT, CANADA,
               DAVID G. BLUESTEIN, PRESIDENT, U.S.


QUESTION A LOT OF ATTENTION IS BEING PAID TO THE SUBJECT OF "INNOVATION." PLEASE DESCRIBE HOW INNOVATION IS BEING IMPLEMENTED COMPANY-WIDE.


ANSWER FRANK E. WEISE Innovation is a key part of Cott's heritage and is one of our most important strategic thrusts. We strayed away from innovation with carbonated soft drinks over the past several years as the Company pursued a diversification strategy. Now that we have refocused the Company, innovation is right at the top of our priority list. We realize that we must increase Cott's pace of growth and a large part of this growth must come from increased innovation.

               Innovation means introducing new and improved products that are consumer-preferred and offer greater volume and profitability to Cott and our customers. Innovation also includes new and unique packaging formats, designs that provide strong on- shelf presence, and retail execution initiatives that drive volume and trial. It's about taking ideas from concept to market more quickly and accurately, and seeing the world through the eyes of our customers. It means doing anything and everything we can.


               In 2000 we are focusing on innovation company-wide, rather than market by market. We're sharing product, packaging, marketing, promotion and manufacturing ideas across borders. What will help to make this whole thrust successful is that we involve our customers and suppliers and make them partners in our initiatives. If Cott is to maintain its position as "The Leader in Premium Retailer Brand Beverage Innovation," we must become proficient in driving and achieving innovation.



QUESTION HOW ARE YOU MOTIVATING EMPLOYEES TO PARTICIPATE IN THE INNOVATION PROCESS?


ANSWER FRANK E. WEISE Primarily through sharing and communicating. As our employees increasingly rally around the "New" Cott and understand our vision, our mission and our values, they realize that innovation can come from anywhere. I believe the real "experts" in innovation are the people who do the work, whether it be on the production line, in our R&D lab, in the field or in our offices. They are the ones who know how to make things better. They are the ones who come up with great ideas that can improve customer service, extend product shelf life and improve the display readiness of our products. To heighten our commitment to innovation, we created the Gerald N. Pencer Award for Excellence in Innovation, honoring Cott's late former Chairman, President and CEO. In 1999, 357 men and women were nominated for their contributions. The Pencer Award includes a C$10,000 prize, half in Cott stock. We have made stock an important part of the prize because we believe there is no higher motivator to outstanding performance than ownership in our Company.



QUESTION       1999 WAS A YEAR OF GROWTH FOR COTT CANADA. HOW DID YOU ACHIEVE
               THIS?


ANSWER MARK BENADIBA 1999 was a positive year for Cott Canada. We enjoyed good profitability and met our customer service and operational goals. The year was a ringing tribute to all the dedicated employees at Cott Canada. The victory was theirs.


[PHOTO]

FRANK E. WEISE
President & CEO



[PHOTO]

MARK BENADIBA
President,
Canadian Operations

COTT CORPORATION

                                       Q+A






A COMPANY'S PERFORMANCE IS MEASURED IN NUMBERS. IN 1999, COTT MADE MAJOR STRIDES TOWARD STANDARDIZING FINANCIAL PROCEDURES AND PROVIDING DATA NEEDED FOR ENHANCED PLANNING AND OVERALL MANAGERIAL EXCELLENCE.


[PHOTO]

Left to right

JAMES S. REYNOLDS, SVP, CIO,
TINA DELL'AQUILA, VP, CONTROLLER,
CATHERINE M. BRENNAN, VP, TREASURER


               That success came from constraining our costs and making our assets sweat. Cott enjoys a 21% share of the take-home carbonated soft drinks market in Canada, accomplished as a result of years spent paying close attention to the needs and wants of our customers. That's why we were gratified to learn that one of our major customers, Provigo Quebec, hailed our 99.7% service level and listed us as one of their "Top 5" suppliers.


               As a division, Cott Canada is completely customer-focused. But, we can never let up in our quest to consistently achieve new levels of productivity and innovation. To that end, we centralized our Canadian operations in 1999, thus reducing administrative costs. We took additional costs out of the system by reducing secondary packaging costs, eliminating outside warehousing, reducing SKUs and rationalizing unprofitable accounts.


               Success in the Canadian marketplace does not come easily. It must be earned, with outstanding business discipline and customer service. The year just ended is testament to the ability of the Cott Canada Team to achieve new heights.



QUESTION       WHAT NEW PRODUCTS DID COTT CANADA INTRODUCE IN 1999?


ANSWER MARK BENADIBA By far, our star new product was President's Choice(TM) Lemon Iced Tea, which received a coveted award from our largest customer -- Loblaws-- as being one of the best new product launches of 1999. That was recognition of the highest order and illustrates an important element of our success. We want to be at the forefront in developing new products for our customers. We need to keep supplying them with innovative products at the leading edge in beverage marketing that will keep their consumers coming back again and again.


               Much to the delight of Canadian children, Cott Canada also began marketing Chubby(TM), the country's first carbonated soft drink for kids.


[ARTWORK]

PRESIDENT'S CHOICE(TM) LEMON ICED TEA WON LOBLAWS' COVETED AWARD FOR ONE OF THE BEST NEW PRODUCT LAUNCHES OF 1999.

[PHOTO]

NEIL A. THOMPSON
Managing Director,
U.K. and Continental Europe Operations


[ARTWORK]


THE GERALD N. PENCER AWARD, RECOGNIZING
EMPLOYEE EXCELLENCE IN INNOVATION. 1999
WINNERS WERE ROD BOLL AND JOHN CLEMENTS OF
THE U.K.





               With its characteristic, small bottle, and its bright, cheery label, ChubbyTM was an instant hit when launched and was quickly rolled out across Canada.

               In the consolidated Canadian grocery soft drink business, opportunities continue to abound. Our challenge remains to deliver to our customers a new standard of products, service and efficiency.

QUESTION SINCE ASSUMING RESPONSIBILITY FOR COTT U.K., WHAT STEPS HAVE YOU AND YOUR MANAGEMENT TEAM TAKEN TO REVITALIZE THE DIVISION?


ANSWER NEIL A. THOMPSON When I joined Cott U.K. in 1999, it was a division that had lost its way. It was clear that if we were to survive we would have to take the division back to its roots and rebuild it. A year later, as I look back on how far we have come, I can say that, through hard work and dedication by all our employees, we have stabilized the business and sown the seeds for growth.

               We began the process by putting in place an experienced management team, dedicated to achieving our three key strategies of focusing on the core business, fixing the cost structure and strengthening the "New" Cott U.K. Then we rolled up our sleeves and got to work.

               We attacked costs. We reduced our customer accounts from 250 to
               45. We reduced SKUs from 1,000 to 650. We implemented a software program that helps us monitor operations and the supply chain. We sold the Featherstone Plant and related business in West Yorkshire and moved production to two other plants: Kegworth and Pontefract. We also reshaped our business processes leading to a 30% reduction in salaried staff.

               The result of all this effort is that today Cott U.K. is a leaner, more efficient business, better able to respond to our customers' needs.

QUESTION       WHAT STEPS HAVE YOU TAKEN TO IMPROVE CUSTOMER SERVICE?

ANSWER NEIL A. THOMPSON The U.K. has a highly concentrated grocery market and with continued consolidation, it has been estimated that in five years there may only be five major retail chains in the U.K. This can present a great opportunity for retail brand suppliers, and Cott U.K. in particular.

               Just as our customers market globally, so can Cott U.K. bring transatlantic expertise. Increasingly, Cott customers in the U.S. and Canada are finding their way to the U.K. and Continental Europe, just as U.K. and European firms are growing in North America. We intend to benefit from that trend.

COTT CORPORATION

                                       Q+A


[PHOTO]

Left to right

MARK R. HALPERIN,
SVP, GENERAL COUNSEL & SECRETARY,
COLIN D. WALKER, SVP, HUMAN RESOURCES


[PHOTO]

DAVID G. BLUESTEIN
President, U.S.
Operations



               Our customers are demanding new levels of quality and service. They want efficiency, reliability, and products which address the preferences of their consumers. We are implementing productivity programs which will objectively assess our strengths and weaknesses and measure improvements. In addition, we have created a formal category management structure to focus insight and innovation across our product lines.


               Finally, we have implemented a new organization structure that is dedicated to meeting the needs of our customers through the creation of Customer Teams. As a consequence we are now achieving our targeted rate of 99% of customer orders delivered in full and on time.


QUESTION       WHAT NEW PRODUCTS HAVE YOU INTRODUCED?


ANSWER NEIL A. THOMPSON In January 1999, there were no new products in the pipeline. By June, we had 40 in various stages of development. We are now launching several new products, including low-acid fruit drinks for kids, a range of organic fruit carbonated drinks, premium lemonades, and high energy adult drinks. That should illustrate the importance we are placing on new products. But it is not enough to meet the needs of our customers. We have to become more adept at anticipating their needs. That, too, is an important part of the success equation in U.K. soft drinks and explains our focus on innovation.


QUESTION       HOW DID COTT USA PERFORM IN 1999? PLEASE DESCRIBE THE HIGHLIGHTS.

ANSWER DAVID G. BLUESTEIN 1999 was a year of significant turnaround for Cott USA. We turned in a solid financial performance. We launched a number of programs that propelled us to new levels of customer service--and we attacked superfluous costs aggressively. This has helped build a solid foundation for future growth.

[ARTWORK]

               These accomplishments were the direct result of hard work and outstanding performance by Cott USA's Power Team of employees for whom our performance in 1999 was particularly gratifying.


               Early in 1999 we centralized the U.S. organization into a new headquarters in Tampa, Florida. From there we set about implementing our key strategies: focusing on key customers, fixing the cost structure and strengthening the "New" Cott USA.


               We rebuilt our partnerships with major customers and developed strong promotional programs with them. And we established task forces to work in and improve critical areas of our business.


               Among other things, these task forces helped us reduce product offerings from 3,200 to 2,000 which reduced complexity in our plants and warehouses.


               We improved the output of our plants by introducing enhanced processes and Six Sigma quality improvement training.


               In short, 1999 was a successful and pivotal year for Cott USA. In 2000 we are continuing to pursue our key strategies and serve and expand our customer base--actions which will advance us in dramatically turning our Company around and setting a course for a promising future.


QUESTION PLEASE ELABORATE ON SOME OF THE PRODUCTIVITY-ENHANCING PROCESSES WHICH HELPED COTT USA ACHIEVE SUCH A SUCCESSFUL YEAR IN 1999?


ANSWER DAVID G. BLUESTEIN During 1999 we committed ourselves to a number of new processes.


               One is Key Performance Indicators or KPIs. By measuring the same things, in the same way, in each of our plants throughout the U.S., we help align and measure performance against corporate strategic goals. For example, customers want consistent quality and they want their orders shipped on time. We want to achieve these two objectives at the best possible cost. KPIs tell us objectively how well we are doing in meeting quality and customer service standards and in accomplishing cost targets. In 1999, achieving our KPIs was critical to our ability to drive division performance.


               Six Sigma is a set of problem-solving tools based on statistical analysis, the purpose of which is to eliminate variation. To implement Six Sigma, a number of employees were selected to attend a five-week training program, from which they graduated as "Six Sigma Black Belts." These 12 Black Belt recipients have already improved product quality and customer performance and, in so doing, have helped deliver significant cost savings as well.

COTT CORPORATION

                                      Q+A





INNOVATION IS AT THE HEART OF ALL WE DO AT COTT. IT MEANS KEEPING OUR CUSTOMERS ON THE LEADING EDGE IN PRODUCTS, MARKETING, PACKAGING AND TECHNOLOGY.


[PHOTO]

Left to right

PAUL R. RICHARDSON, EVP, GLOBAL PROCUREMENT &
INNOVATION, PREM VIRMANI, VP, TECHNICAL SERVICES




[PHOTO]

RAYMOND P. SILCOCK
Executive Vice President & CFO


               The Cott Continuous Improvement Process (CIP) helps improve operational efficiencies. By focusing on key elements of a specific process, CIP enables us to improve operating procedures, optimize our use of assets and leverage the strengths of our employees.


               These and other tools are invaluable. They point Cott USA to ever higher standards of quality and performance.



QUESTION WHAT STEPS DID YOU TAKE IN 1999 TO IMPROVE THE FINANCIAL CONDITION OF THE COMPANY?


ANSWER RAYMOND P. SILCOCK Two of Cott's three key strategies--focusing on core and fixing the cost structure--are aimed at improving the Company's financial condition.


               As part of focusing on core, we divested several non-strategic businesses, deploying the proceeds to debt reduction, thus lowering our interest expense and strengthening the balance sheet. Since the beginning of 1999 our net debt (total debt outstanding less cash on hand) is down from $375.8 million to $322.8 million at year-end.


               To fix our cost structure we reduced SKUs, improved operating efficiencies, and reduced administrative expenses. Reducing SKUs simplified plant operations and paved the way for added efficiency. In 1999, we increased our gross profit margin from 10.4% to 14.5% as a result of actions taken by each of our businesses to improve operating efficiencies. We reduced selling, general and administrative expenses. Together, these actions helped strengthen the Company's financial condition. In addition, we improved financial discipline by standardizing accounting and reporting systems, to provide the kind of data we need to help improve operating performance.

               Our continuing effort to reduce costs is a key strategy, and combined with "sweating" our assets has enabled us to sharply improve our cash flow in 1999 versus 1998, thus reducing debt level and interest expense. Operating cash flow less capital expenditures in 1999 was $38.4 million, as compared to a cash outflow of $46.4 million last year, an improvement of $84.8 million.


QUESTION WHAT WAS THE IMPACT ON THE COMPANY OF DIVESTING BUSINESSES DURING THE YEAR?


ANSWER RAYMOND P. SILCOCK In 1999 we divested five businesses, all of which were outside our core. It was time to refocus. We applied the $39.1 million in proceeds from the sales to reducing our debt. Although this action reduced 1999 sales from the prior period by $45.6 million and operating income by $1.0 million, we believe the result will be a sharp increase in future sales and earnings as management is better able to concentrate on our core business: retailer brand carbonated soft drinks in our three core markets, Canada, the U.K. and the U.S.


QUESTION       WHAT STEPS HAVE YOU TAKEN TOWARD STANDARDIZING FINANCIAL
               PROCEDURES?

ANSWER RAYMOND P. SILCOCK When the new management team assumed responsibility for Cott, one of our priorities was to improve the credibility of the numbers in today's data-driven business environment. We changed our fiscal year to calendar-year reporting, like most companies in our industry. And we switched our reporting from Canadian to U.S. dollars, recognizing that more than half of our sales are in the U.S. as are most of our shareowners. These steps are necessary if we are to be measured by the same standards that apply to other companies in our industry. At the end of 1999 more than 50% of our assets are also in the U.S. As a result, we will be filing a full U.S. reporting package, including a 10K, this year, in addition to fulfilling Canadian reporting requirements.


               Next we focused on measuring and reporting performance. We installed an enterprise resource planning system at Cott U.K., and we intend to start introducing the system company-wide beginning this year. Not only will it help identify areas where waste can be eliminated and costs contained, it will serve as a valuable planning tool. Also, we are upgrading and standardizing all our information and accounting systems to bring consistency to reporting among and within our companies.


[ARTWORK]      These and other ongoing steps within our three core businesses give us a wealth of reliable, objective, standardized information that will help us drive our growth strategies.


                                                                              11
COTT CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


"MARK HUSSON, A MERRILL LYNCH & CO. ANALYST WHO COVERS THE SUPERMARKET INDUSTRY SAID, "SUPERMARKETS ARE BECOMING BRAND NAMES IN THEIR OWN RIGHT, RATHER THAN PASSIVE LANDLORDS OF SHELF SPACE. COTT'S PACKAGING AND GRAPHICS ARE UNRIVALLED."


THE WALL STREET JOURNAL
MARCH 9, 2000


COTT CORPORATION IS THE WORLD'S LARGEST SUPPLIER OF PREMIUM RETAILER BRAND BEVERAGES, WITH MANUFACTURING, MARKETING, PRODUCT DEVELOPMENT AND CUSTOMER SERVICE FACILITIES IN CANADA, THE UNITED KINGDOM AND THE UNITED STATES. THE COMPANY IS THE WORLD'S FOURTH LARGEST MANUFACTURER OF SOFT DRINKS. ITS VISION IS TO BE THE LEADER IN PREMIUM RETAILER BRAND BEVERAGE INNOVATION.


OVERVIEW In 1999, the Company took decisive steps to turn around its performance by implementing three key strategies: focus on core, fix the cost structure and build management strength.


During the year, five non-strategic businesses were divested as part of the focus on core strategy. The proceeds, totaling $39.1 million, were used to reduce debt. All planned divestitures under this strategy were completed during the year with the exception of the Company's PET blow-molding assets. The Company's intent to sell these assets at net book value to Schmalbach-Lubeca Plastic Containers USA, Inc. has been announced. An estimated $18.0 million in proceeds is anticipated.


Additionally the Company evaluated its product offerings and eliminated small and unprofitable product lines, reducing SKU count by 25%-35%. This SKU rationalization had an adverse impact on sales but improved gross margins and helped reduce working capital.


The Company's 1999 focus on key customers resulted in a 13% sales volume growth for its top 15 customers (representing 70% of the total) on a 12-month comparable basis. This sharp improvement helped offset the impact of SKU rationalization.


In order to fix the cost structure in 1999, global Key Performance Indicators
(KPIs) tracked plant performance against target and as compared to other plants. Using these KPIs the Company was able to identify areas for improvement and raise efficiency levels. Overall gross margin for 1999 was 14.5%, an improvement of 4.1 percentage points versus the prior period.

Building management strength, the Company rounded out the new management team in 1999. Neil A. Thompson joined the Company in February as Managing Director of the U.K. operations. The new management team increased accountability throughout the organization, creating results-oriented teams and sharing best practices.


In 2000, the Company will continue to follow the same three strategies: focus on core, fix the cost structure and grow the "New" Cott. New tactics to achieve these strategies in 2000 will include a strong focus on innovation, development of new customers, ongoing cost reduction efforts and further reductions in selling, general and administrative expenses (SG&A).




RESULTS OF OPERATIONS 1999
VERSUS 1998


-    1999 covers the year ended January 1, 2000


-    1998 covers the 11-month period February 1, 1998 to January 2, 1999


-    Comparable basis covers the period January 1998 to December 1998


Income from continuing operations in 1999 was $21.4 million or $0.35 per share ($0.32 per diluted share), versus a loss of $95.8 million or $1.53 per share in the prior period. Excluding the impact of unusual items and the gain from the sale of an equity investment in Menu Foods Limited ("Menu Foods") a private label pet food producer, income from continuing operations was $16.5 million or $0.28 per share ($0.25 per diluted share) compared with a loss of $29.7 million or $0.47 per share in 1998. Net income was $18.5 million or $0.31 per share ($0.28 per diluted share) versus a net loss, including discontinued operations and the cumulative effect of changes in accounting principles, of $109.5 million or $1.74 per share in 1998.



SALES Sales increased to $990.8 million in 1999 from $958.5 million in 1998. On a comparable basis, after removing sales by divested units, this was an increase of 1%. Customer service was significantly improved in the core markets and the "focus on core" strategy resulted in a 13% sales volume increase at the top 15 accounts. This improvement helped offset lost sales resulting from SKU reductions undertaken during the course of the year.

COTT CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS


Sales in Canada increased to $169.2 million in 1999 from $161.1 million in 1998. On a comparable basis, sales were down 1.5%, primarily due to lower export sales.

Sales in the U.K. declined to $186.1 million from $209.5 million in 1998. On a comparable basis, sales were down 16.6%. This decline reflected a reduction in volume due to business streamlining efforts in the Company's manufacturing and customer base. Removing the effect of sales lost as a consequence of divesting the Featherstone plant, sales decreased 10.1% on a comparable basis.

Sales in the U.S. increased to $596.8 million from $513.1 million in 1998. On a comparable basis sales were up 6.9%. Sales volume to the top five customers was up by 20% as the division focused on core accounts helping offset the impact of a 33% SKU reduction.

GROSS PROFIT Gross profit margin improved 4.1 percentage points to 14.5% of sales in 1999 as compared to 10.4% in 1998. This improvement was the result of continued efficiency gains in manufacturing facilities, the elimination of unprofitable product offerings and better inventory management which resulted in fewer write-offs of product.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A") SG&A was $99.1 million in 1999 up from $91.3 million in 1998. On a comparable basis, SG&A decreased by 4.3%. This reduction was primarily the result of administrative cost reductions from the reorganization of operations in the U.S. and the U.K.

UNUSUAL ITEMS In 1999 all prior period restructuring programs were substantially completed. A description of the utilization of the unusual items charge reflected in 1998 is found in note 2 of the financial statements.

SALES OF BUSINESSES In 1999 the Company sold the assets of The Watt Design Group, a packaging design company; Destination Products International, a frozen food business; a plant and related business in Featherstone (U.K.) and its subsidiary BCB Beverages Australia Pty. Ltd. In addition, the Company divested most of its minority interest in Menu Foods. The Company retained a 7.6% investment in Menu Foods Corporation which it anticipates selling through the exercise of an option in 2000.

These disposals of non-core businesses were aimed at strengthening the Company's performance and the cash proceeds of $39.1 million were used to reduce debt.

With the exception of Menu Foods on which a gain of $5.9 million ($4.2 million after tax) was recorded, these divestitures had no significant impact on the income statement as a charge to write down the assets being sold to net realizable value was included in 1998 unusual items or discontinued operations.

INTEREST EXPENSE Net interest expense was $34.6 million in 1999 compared to $33.2 million in 1998 and $35.4 million on a comparable basis. Interest expense on long-term debt decreased by $3.0 million on a comparable basis due to the repayment of long-term debt during the year. However, offsetting this was a $2.3 million increase in interest expense on net short-term borrowings.

INCOME TAXES In 1999 the Company recorded an income tax benefit of $3.8 million, compared to a $4.0 million benefit in 1998. A 1999 tax benefit was recorded as a result of a corporate reorganization as a consequence of which the Company now expects to be able to utilize prior period loss carryforwards to reduce taxes payable in future years. These loss carryforwards had not been tax effected in prior years.

DISCONTINUED OPERATIONS During 1999 an additional loss, net of tax, of $0.8 million ($3.8 million in 1998) was recorded to reflect the proceeds on disposition of the assets of Destination Products International. Details of this divestiture are found in note 6 of the financial statements.

CHANGE IN ACCOUNTING PRINCIPLE The Company adopted Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, at the beginning of 1999. SOP 98-5 requires that costs of start-up activities and organization costs be expensed as incurred. Initial adoption of this principle was reported as a cumulative effect of a change in accounting principle and resulted in a charge of $2.1 million, net of a deferred income tax recovery of $1.2 million.

FINANCIAL CONDITION Cash flow from operations after capital expenditures in 1999 was $38.4 million compared with a cash outflow of $46.4 million in 1998. Operating cash flow was used to fund restructuring and capital expenditures and to pay out deferred consideration.

Cash and cash equivalents decreased by $25.5 million to $2.6 million in the course of 1999 primarily due to the repayment of short-term borrowings. Under current credit facilities the Company is provided maximum credit of $61.0 million depending on available collateral, generally accounts receivable and inventory. At January 1, 2000, $49.2 million of credit was available.

COTT CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS




CAPITAL EXPENDITURES Capital expenditures were $18.5 million compared with $36.7 million in 1998. The lower level of capital spending reflected management's commitment to make the assets "sweat." Capital spending of $25 million to $35 million is planned for 2000. Only those projects with an expected internal rate of return above 30% will be considered, in addition to those required for essential maintenance, safety and regulatory compliance.


INVESTING ACTIVITIES In November 1999 the Company modified its arrangement with Premium Beverage Packers Inc. ("Premium"), a Pennsylvania based co-packer responsible for approximately 15% of the Company's U.S. production. The Company paid $25.0 million to settle an obligation under the terms of its 1997 acquisition agreement in which the Company purchased a customer list from Premium and is also committed to use Premium as a co-packer for 10 years. This amount has been capitalized to customer list and is included in investment and other assets.


DIVIDEND PAYMENTS No dividends were paid in 1999 due to restrictions imposed under the terms of the senior unsecured notes. An increase of approximately $29.0 million in shareowners' equity is required before dividend payments can be resumed and the Company does not anticipate accomplishing this until 2001.


CAPITAL STOCK In November 1999, Thomas H. Lee Company, the Company's largest investor, was authorized to purchase up to an additional 5% of the Company's outstanding voting shares on the open market. If exercised, this would bring Lee's percentage holding of the Company's outstanding voting stock to no more than 35% calculated on a fully diluted basis.


LONG-TERM DEBT As at January 1, 2000 the long-term debt totaled $323.6 million. Such long-term debt consisted of $280.7 million in senior unsecured notes and $42.9 million of other term debt. Approximately 1% of total debt was subject to interest at floating rates. The Company closely monitors interest rates and adopts strategies responsive to the changing economic environment. The Company is exposed to nominal interest rate risk. Certain debt instruments contain a number of financial covenants, including limitations on dividend payments and indebtedness.

Management believes the Company has the financial resources to meet its ongoing cash requirements for operations and capital expenditures as well as its other financial obligations.

RESULTS OF OPERATIONS 1998
VERSUS 1997


-    1998 covers the 11-month period February 1, 1998 to January 2, 1999


-    1997 covers the year ended January 31, 1998


-    Comparable basis covers the period February 1997 to December 1997


The loss from continuing operations was $95.8 million or $1.53 per share in 1998, versus a $0.4 million profit or $0.01 per common share in 1997. Excluding the impact of restructuring and other unusual items, the loss from continuing operations was $29.7 million compared to $15.4 million in 1997. After the loss for discontinued operations of $3.8 million and the effect of a change in accounting policy of $9.9 million, net loss was $109.5 million or $1.74 per share versus a net loss of $4.7 million or $0.07 per share in 1997.


SALES Sales in 1998 decreased to $958.5 million from $1,047.8 million in 1997. On a comparable basis sales were down 1.3%.

Sales in Canada were $161.1 million in 1998 and $192.6 million in 1997. On a comparable basis sales were down 11.5%. Reported U.S. dollar sales in Canada were negatively affected by currency translation due to the weaker Canadian dollar as compared to the prior year. This weakness accounted for approximately one third of the decrease. In addition, competitive pricing pressure in the Canadian market resulted in lower selling prices.


Sales in the U.K. were $209.5 million in 1998 and $148.5 million in 1997. On a comparable basis sales were up 55.5%. This increase was attributable to the acquisition of the Hero Drinks Group (U.K.) Limited ("Hero Drinks") in November 1997 and was partly offset by soft market conditions and cool summer weather.


Sales in the U.S. were $513.1 million in 1998, down from $603.4 million in 1997. On a comparable basis sales were down 8.1%. Manufacturing inefficiencies in the Company's facilities in Tampa, Florida and Wilson, North Carolina, during the summer season, led to lost volume and promotional opportunities for the Company and to a less favorable sales mix.


GROSS PROFIT Gross profit fell to 10.4% of sales in 1998 compared to 13.9% in 1997. Approximately half of the variance is attributable to the writedown of various assets to net realizable value. Other causes of margin erosion included higher logistics costs, manufacturing inefficiencies in the new U.S. plants and competitive pricing pressures.

COTT CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS



SG&A SG&A was $91.3 million in 1998 versus $96.5 million in 1997, or $84.1 million on a comparable basis. A significant portion of the increase in SG&A resulted from the acquisition of Hero Drinks in the U.K. The Company also incurred additional expenses in building a new senior executive team including recruiting and relocation costs.


UNUSUAL ITEMS The Company recorded unusual items in the amount of $77.2 million in 1998. Charges related to a restructuring program focusing on core markets and key customers in North America and the United Kingdom, fixing the cost structure and strengthening the management team were $25.8 million. A further $28.3 million charge was recorded for asset writedowns as a result of manufacturing rationalization and discontinued products and customers. Finally, a charge of $23.1 million was recorded for writedowns to net realizable value of certain businesses to be divested in 1999, and the loss realized on the disposal of the bottling operations in Norway.


The Company recorded charges of $21.7 million for unusual items in 1997. This 1997 charge related primarily to costs associated with the regionalization of the U.S. operations and contractual obligations to the estate of the late Gerald
N. Pencer, the former Chairman, President and CEO of the Company.


INTEREST EXPENSE Net interest expense was $33.2 million in 1998 compared to $24.4 million in 1997, or $22.2 million on a comparable basis. The increase was primarily due to lower interest income on cash and cash equivalents and higher interest expense on short-term borrowings. The Company also paid an additional $3.1 million as compared to 1997 in interest expense on the $125.0 million 8.5% senior notes issued in June 1997.


INCOME TAXES In 1998 the Company recorded an income tax benefit of $4.0 million compared to an income tax expense of $0.2 million in 1997. No tax benefits were recorded on losses in Canada and Europe in 1998 due to uncertainty as to whether loss carryforwards can be fully used to reduce taxes payable in future years.


CHANGE IN ACCOUNTING POLICY During the year, the Company changed its policy and expensed as incurred development costs and prepaid contract costs. Development costs represented expenditures incurred in developing labels for new customers and in updating designs for existing customers. Previously, these costs were capitalized and amortized over three years. Prepaid contract costs, costs associated with entering into long-term contracts with certain of the Company's customers, were also previously capitalized and amortized over the term of the related contract.

This change in accounting policy reflected the maturing of the Company's operations in the industry and its relationships with customers. Net income for 1998 included a charge for the cumulative effect of this change in accounting policy of $9.9 million, net of a deferred income tax recovery of $1.1 million.


FINANCIAL CONDITION During 1998, operating cash flow after capital expenditures declined by $18.6 million due to poor operating income and a substantial increase in working capital requirements offset by reduced capital expenditures. In 1998, cash and cash equivalents decreased by $75.5 million, reflecting poor operating results and higher working capital requirements.


CAPITAL EXPENDITURES During 1998, total capital expenses were $36.7 million, costs primarily associated with completing the polyethylene terephthalate ("PET") bottle self-manufacturing project in several plants in North America.


In 1997, capital expenditures totaled $81.8 million, the majority relating to the creation of manufacturing capacity to supply U.S. customers. To that end, the Company constructed new production facilities in Tampa, Florida and Wilson, North Carolina and expanded its existing U.S. facilities in St. Louis and Sikeston, Missouri, San Bernardino, California and San Antonio, Texas. Canadian manufacturing locations in Surrey, British Columbia, Scoudouc, New Brunswick and Mississauga, Ontario were also expanded to enable them to supply certain U.S. customers adjacent to the Canadian/U.S. border. In addition, expenditures were made in equipment for self-manufacturing of PET bottles.


INVESTING ACTIVITIES No major acquisitions were made in 1998. In 1997, several acquisitions were made, the most significant of which was the purchase of Hero Drinks in the U.K. for $80.6 million. During 1999 the amount of deferred consideration and corresponding goodwill related to this acquisition were reduced by $17.4 million. The deferred consideration balance of $16.1 million reflects the minimum guaranteed payments under the agreement. Other acquisitions included Texas Beverages in San Antonio, Texas and the remaining minority ownership positions in Cott Beverages West Ltd. and in Atlantic Refreshments Ltd.

COTT CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS



DIVIDEND PAYMENTS In 1998 dividend payments amounted to $2.2 million, a $1.3 million decrease from $3.5 million in 1997. The amount in 1998 covers only two quarters due to the Board's decision on September 14, 1998 to discontinue the previously announced dividend payments.


CAPITAL STOCK During 1998, the Company purchased a total of 4,469,036 common shares at a cost of approximately $30.0 million. This was the maximum number of common shares permitted to be purchased in a 12-month period pursuant to a normal course issuer bid undertaken by the Company using the facilities of the Toronto and Montreal stock exchanges. The Company funded the purchase out of the proceeds of a $40.0 million private placement of convertible participating voting second preferred shares sold to the Thomas H. Lee Company and completed on July 7, 1998. Details of the features of the preferred shares are found in note 18 of the financial statements.


MARKET CONDITIONS

OUTLOOK The carbonated soft drink industry continues to experience positive growth. Expectations for continued market growth in Cott's three core geographic markets, Canada, the U.K. and the U.S., extend through the next several years. Facing intense price competition from heavily promoted global and regional brands, the Company's major opportunity for growth depends on management's execution of critical strategies and on retailers' continued commitment to their retailer brand soft drink programs. Risks and uncertainties include stability of procurement costs for such items as sweetener, packaging materials and other ingredients, national brand pricing strategies and fluctuations in currency versus the U.S. dollar. The Company's exposure to raw material price fluctuations is minimized by the existence of long-term contracts for certain key raw materials.


RISKS AND UNCERTAINTIES In comparison to the major national brand soft drink manufacturers, the Company is a relatively small participant in the industry. The main risk to the Company's sales and operating income is the highly competitive environment in which it operates. The Company's profitability in 2000 may be adversely affected to the extent the national brand manufacturers reduce their selling prices or increase the frequency of their promotional activities in the markets in which the Company operates.

Sales to the top two customers in 1999 accounted for 41% of the Company's total sales revenues. The loss of any significant customer, or customers which in the aggregate represent a significant portion of the Company's sales, could have a material adverse effect on the Company's operating results and cash flows.


The principal market risks to which the Company is exposed are changes in interest rates and foreign currency exchange rates. The Company manages its exposure to changes in interest rates by utilizing interest rate swaps. Operations outside of the U.S., which account for approximately 40% of 1999 sales, are concentrated principally in the U.K. and Canada. The Company manages its foreign currency exposure by borrowing in various currencies and utilizing forward contracts. Swaps and forward contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures.


The information below summarizes the Company's market risks associated with debt obligations and other significant financial instruments as of January 1, 2000. For debt obligations, the table below presents principal cash flows and related interest rates by year of maturity. Variable interest rates disclosed represent the weighted average rates of the portfolio at the period end. For interest rate swaps, the table presents the notional amounts and related interest rates by fiscal year of maturity. For these swaps, the variable rates presented are the average forward rates for the term of each contract.

(in millions)                2000       2001       2002        2003            2004      Thereafter      Total     Fair Value
-------------                ----       ----       ----        ----            ----      ----------      -----     ----------
DEBT
Fixed rate                 $   1.5     $  1.6     $  2.8     $    0.3       $     0.2    $  280.7      $  287.1     $  272.4
Weighted average
  interest rate               11.3%      10.6%       8.8%        12.2%           8.6%        9.0%            --           --
Variable rate                   --     $  9.0     $  9.1     $    9.0       $     9.2         --       $   36.3     $   36.3
Non-interest bearing       $   0.1     $  0.1         --           --              --         --       $    0.2     $    0.2
Weighted
  average interest rate         --        7.5%       7.5%         7.5%            7.5%        --             --           --
INTEREST RATE SWAPS
Variable to fixed          $   1.2     $ 31.9         --           --              --         --       $   33.1     $   (0.3)
Average pay rate               7.3%       7.3%        --           --              --         --            7.3%          --
Average receive rate           5.5%       5.5%        --           --              --         --            5.5%          --

COTT CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS



ENVIRONMENTAL MATTERS The Environmental Protection Act (Ontario) and applicable regulations thereunder (collectively the "EPA") provide that a minimum percentage of a bottler's soft drink sales, by volume, must be made in refillable containers. Attempts to improve sales in refillable containers have been undertaken, however, the Company, along with other industry participants, is not in compliance with the EPA. The requirements under the Act are not presently being enforced. If enforced, they could result in reduced margins in the 750 ml refillable glass package, potential fines and the prohibition of sales of soft drinks in non-refillable containers in Ontario. The Company continues to work with industry groups and the Ministry of the Environment to seek alternative means to meet these requirements.


YEAR 2000 COMPLIANCE The Year 2000 ("Y2K") project was successfully executed and no problems were encountered at or subsequent to year-end.


FORWARD-LOOKING STATEMENTS This Annual Report for the year ending January 1, 2000 contains forward-looking statements reflecting management's current expectations regarding future results of operations, economic performance, financial condition and achievements of the Company. Actual results may differ materially from those in such statements. The Company has tried, wherever possible, to identify these forward-looking statements by using words such as "anticipate", "believe", "estimate", "expect" and similar expressions. These statements reflect the Company's current plans and expectations and are based on information currently available to it. They rely on a number of assumptions and estimates which could be inaccurate and which are subject to risks and uncertainties. The Company wishes to caution the reader that the uncertainties of current or future legal proceedings and other issues described elsewhere in the commentary or in other filings with securities commissions could affect the Company's actual results and could cause such results to materially differ from those expressed in any forward-looking statement made by, or on behalf of, the Company.




(TM) These trademarks are either owned by customers of the Company or are licensed for use by the Company.

REPORT OF MANAGEMENT


The accompanying consolidated financial statements have been prepared by the management of the Company in conformity with generally accepted accounting principles to reflect the financial position of the Company and its operating results. Financial information appearing throughout this Annual Report is consistent with that in the consolidated financial statements. Management is responsible for the information and representations in such financial statements, including the estimates and judgements required for their preparation.

In order to meet its responsibility, management maintains internal controls including policies and procedures, which are designed to assure that assets are safeguarded and reliable financial records are maintained.

The report of PricewaterhouseCoopers LLP, the Company's independent accountants, covering their audit of the consolidated financial statements, is included in this Annual Report. Their independent audit of the Company's financial statements includes a review of internal accounting controls to the extent they consider necessary as required by generally accepted auditing standards.

The Board of Directors annually appoints an Audit Committee, consisting of at least three outside directors. The Committee meets with management and the independent accountants to review any significant accounting and auditing matters and to discuss the results of audit examinations. The Audit Committee also reviews the consolidated financial statements, the Report of Independent Accountants and other information in the Annual Report and recommends their approval by the Board of Directors.





Frank E. Weise III (Signed)          Raymond P. Silcock (Signed)
President and Chief                  Executive Vice President and
Executive Officer                    Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS
TO THE SHAREOWNERS OF COTT CORPORATION


We have audited the consolidated balance sheets of Cott Corporation as of January 1, 2000 and January 2, 1999, and the consolidated statements of income, shareowners' equity and cash flows for the year ended January 1, 2000, the period from February 1, 1998 to January 2, 1999 and the year ended January 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2000 and January 2, 1999 and the results of its operations and its cash flows for the year ended January 1, 2000, the period from February 1, 1998 to January 2, 1999 and the year ended January 31, 1998, in accordance with generally accepted accounting principles in the United States.

On February 17, 2000 we reported separately, in accordance with generally accepted auditing standards in Canada, to the shareowners of COTT CORPORATION on consolidated financial statements for the year ended January 1, 2000 and the period from February 1, 1998 to January 2, 1999, prepared in accordance with generally accepted accounting principles in Canada.



PricewaterhouseCoopers LLP (Signed)
Toronto, Ontario, February 17, 2000

COTT CORPORATION

                                                                COTT CORPORATION


CONSOLIDATED STATEMENTS OF INCOME


                                                          JANUARY 1,         January 2,       January 31,
                                                             2000               1999             1998
(in millions of U.S. dollars, except per share amounts)   (52 WEEKS)         (48 weeks)        (53 weeks)
                                                          ----------         ----------        ----------
SALES                                                    $     990.8       $       958.5      $     1,047.8
Cost of sales                                                  846.7               859.0              902.3
                                                         -----------       -------------      -------------
GROSS PROFIT                                                   144.1                99.5              145.5
Selling, general and administrative expenses                    99.1                91.3               96.5
Unusual items - note 2                                          (1.2)               77.2               21.7
                                                         -----------       -------------      -------------
OPERATING INCOME (LOSS)                                         46.2               (69.0)              27.3
Other expenses (income), net - note 3                           (5.1)               (1.0)               2.4
Interest expense, net - note 4                                  34.6                33.2               24.4
                                                         -----------       -------------      -------------
INCOME (LOSS) BEFORE INCOME TAXES, EQUITY
  INCOME (LOSS) AND MINORITY INTEREST                           16.7              (101.2)               0.5
Income taxes - note 5                                            3.8                 4.0               (0.2)
Equity income (loss)                                             0.9                 1.5               (0.1)
Minority interest                                                 --                (0.1)               0.2
                                                         -----------       -------------      -------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                        21.4               (95.8)               0.4
Loss from discontinued operations - note 6                      (0.8)               (3.8)              (5.1)
Cumulative effect of changes in accounting
  principles, net of tax - note 7                               (2.1)               (9.9)                --
                                                         -----------       -------------      -------------
NET INCOME (LOSS) - note 23                              $      18.5       $      (109.5)     $        (4.7)
                                                         ===========       =============      =============
PER SHARE DATA - note 8
INCOME (LOSS) PER COMMON SHARE - BASIC
Income (loss) from continuing operations                 $      0.35       $       (1.53)     $        0.01
Discontinued operations                                  $     (0.01)      $       (0.05)     $       (0.08)
Cumulative effect of changes in accounting principles    $     (0.03)      $       (0.16)     $          --
Net income (loss)                                        $      0.31       $       (1.74)     $       (0.07)

INCOME (LOSS) PER COMMON SHARE - DILUTED
Income (loss) from continuing operations                 $      0.32       $       (1.53)     $        0.01
Discontinued operations                                  $     (0.01)      $       (0.05)     $       (0.08)
Cumulative effect of changes in accounting principles    $     (0.03)      $       (0.16)     $          --
Net income (loss)                                        $      0.28       $       (1.74)     $       (0.07)


The accompanying notes are an integral part of these consolidated financial statements.

                                                                COTT CORPORATION


CONSOLIDATED BALANCE SHEETS


                                                         JANUARY 1,    January 2,
(in millions of U.S. dollars)                              2000           1999
                                                          --------      --------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                 $    2.6      $   28.1
Accounts receivable - note 9                                  97.6         129.4
Inventories - note 10                                         67.3          77.3
Prepaid expenses                                               4.4           2.6
Discontinued operations - note 6                                --          12.0
                                                          --------      --------
                                                             171.9         249.4

Property, plant and equipment - note 11                      266.4         295.8
Goodwill - note 12                                           108.1         132.1
Investment and other assets - note 13                         43.2          21.9
                                                          --------      --------
                                                          $  589.6      $  699.2
                                                          ========      ========
LIABILITIES
CURRENT LIABILITIES
Short-term borrowings - note 14                           $    1.8      $   26.2
Current maturities of long-term debt - note 15                 1.6          12.5
Accounts payable and accrued liabilities - note 16           104.8         127.8
Discontinued operations - note 6                               1.0           5.7
                                                          --------      --------
                                                             109.2         172.2

Long-term debt - note 15                                     322.0         365.2
Other liabilities - note 17                                   16.1          39.8
                                                          --------      --------
                                                             447.3         577.2
                                                          --------      --------
SHAREOWNERS' EQUITY
Capital stock - note 18
Common shares - 59,837,392 shares issued                     189.0         189.0
Second preferred shares, Series 1 - 4,000,000 shares          40.0          40.0
  issued
Deficit                                                      (63.3)        (81.8)
Accumulated other comprehensive income                       (23.4)        (25.2)
                                                          --------      --------
                                                             142.3         122.0
                                                          --------      --------
                                                          $  589.6      $  699.2
                                                          ========      ========



The accompanying notes are an integral part of these consolidated financial statements.



APPROVED BY THE BOARD OF DIRECTORS





SERGE GOUIN (SIGNED)                   C.  HUNTER BOLL (SIGNED)
DIRECTOR                               DIRECTOR

                                                                COTT CORPORATION



CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

                                       Number of                                         Accumulated
                                         Common                             Retained        Other
                                         Shares       Common    Preferred   Earnings    Comprehensive    Total
(in millions of U.S. dollars)        (in thousands)   Shares      Shares   (Deficit)       Income       Equity
                                     --------------  --------   --------   ---------   --------------  --------
Balance at January 25, 1997             62,142       $  191.1     $   --    $   55.8       $   (7.9)   $  239.0
Options exercised                        1,261            5.2         --          --             --         5.2
Issued in exchange for
  minority interest of Atlantic
  Refreshments Ltd. - note 20              800            6.1         --          --             --         6.1
Comprehensive income - note 23
  Currency translation adjustment           --             --         --          --           (11.2)     (11.2)
  Net loss                                  --             --         --        (4.7)             --       (4.7)
Dividends                                   --             --         --        (3.5)             --       (3.5)
                                        ------       --------     ------    --------        --------    -------
Balance at January 31, 1998             64,203          202.4         --        47.6           (19.1)     230.9
Options exercised                            3             --         --          --              --         --
Second preferred shares issued              --             --       40.0        (1.8)             --       38.2
Issued to executive officer                100            0.7         --          --              --        0.7
Shares purchased and cancelled          (4,469)         (14.1)        --       (15.9)             --      (30.0)
Comprehensive income - note 23
  Currency translation adjustment           --             --         --          --            (6.1)      (6.1)
  Net loss                                  --             --         --      (109.5)             --     (109.5)
Dividends                                   --             --         --        (2.2)             --       (2.2)
                                        ------       --------     ------    --------        --------    -------
BALANCE AT JANUARY 2, 1999              59,837          189.0       40.0       (81.8)          (25.2)     122.0
COMPREHENSIVE INCOME - NOTE 23
  CURRENCY TRANSLATION ADJUSTMENT           --             --         --          --             1.8        1.8
  NET INCOME                                --             --         --        18.5              --       18.5
                                        ------       --------     ------    --------        --------    -------
BALANCE AT JANUARY 1, 2000              59,837       $  189.0     $ 40.0    $  (63.3)       $  (23.4)   $ 142.3
                                        ======       ========     ======    ========        ========    =======



The accompanying notes are an integral part of these consolidated financial statements.

                                                                COTT CORPORATION


CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                           JANUARY 1,    January 2,    January 31,
                                                              2000          1999          1998
(in millions of U.S. dollars)                              (52 WEEKS)    (48 weeks)    (53 weeks)
                                                           ---------     ----------    ----------
OPERATING ACTIVITIES
Income (loss) from continuing operations                   $    21.4      $  (95.8)    $    0.4
Depreciation and amortization                                   39.1          43.7         39.6
Deferred income taxes                                           (6.1)         (6.9)        (5.1)
Equity (income) loss                                            (0.9)         (1.5)         0.1
Minority interest                                                 --           0.1         (0.2)
Non-cash unusual items                                           0.3          51.4           --
Gain on disposal of equity investment                           (5.9)           --           --
Loss (gain) on sales of property, plant and equipment            0.3          (0.3)          --
Other non-cash items                                             0.3           6.8          0.4
Net change in non-cash working capital
  from continuing operations - note 21                           8.4          (7.2)        18.8
                                                           ---------      --------     --------
Cash provided by (used in) operating activities                 56.9          (9.7)        54.0
                                                           ---------      --------     --------

INVESTING ACTIVITIES
Additions to property, plant and equipment                     (18.5)        (36.7)       (81.8)
Proceeds from disposal of businesses                            39.1            --           --
Proceeds from disposal of property, plant and equipment          1.4           3.9          4.9
Acquisitions, net of cash acquired - note 20                   (25.0)         (2.9)       (97.1)
Other                                                           (2.6)         (6.4)        (6.5)
                                                           ---------      --------     --------
Cash used in investing activities                               (5.6)        (42.1)      (180.5)
                                                           ---------      --------     --------

FINANCING ACTIVITIES
Payments of long-term debt                                    (52.0)         (31.2)       (22.4)
Issue of long-term debt                                          --             --        207.2
Short-term borrowings                                         (24.4)           5.2          0.7
Cost of issuing debt                                             --             --         (7.5)
Common shares purchased and cancelled                            --          (30.0)          --
Issue of common shares                                           --            0.7          5.2
Issue of preferred shares                                        --           40.0           --
Share issue costs                                                --           (1.8)          --
Dividends paid                                                   --           (2.2)        (3.5)
Other                                                            --             --         (0.5)
                                                           ---------      --------     --------
Cash (used in) provided by financing activities               (76.4)         (19.3)       179.2
                                                           ---------      --------     --------
Net cash used in discontinued operations                       (1.0)          (1.5)        (7.5)
Effect of exchange rate changes on cash and cash
  equivalents                                                   0.6           (2.9)        (5.5)
                                                           ---------      --------     --------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS          (25.5)         (75.5)        39.7
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                 28.1          103.6         63.9
                                                           ---------      --------     --------
CASH AND CASH EQUIVALENTS, END OF PERIOD                   $    2.6       $   28.1     $  103.6
                                                           =========      ========     ========



The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BASIS OF
PRESENTATION   These consolidated financial statements have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") and using the U.S. dollar as the reporting currency, as the majority of the Company's business and the majority of its shareowners are in the United States.
               Consolidated financial statements in accordance with Canadian
               GAAP, in U.S. dollars, are made available to all shareowners and filed with various regulatory authorities.

               In 1998, the Company changed its fiscal year-end to the Saturday closest to December 31st. Previously, the year-end was the last Saturday in January.

               Comparative amounts in prior years have been restated to conform to the financial statement presentation adopted in the current year.


BASIS OF
CONSOLIDATION  The financial statements consolidate the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions are eliminated upon consolidation.


ESTIMATES      The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.


CASH
EQUIVALENTS    Cash equivalents include highly liquid investments with original maturities of three months or less.


INVENTORIES    Inventories are stated at the lower of cost, determined on the first-in, first-out method, or net realizable value. Returnable bottles and plastic shells are valued at the lower of cost, deposit value or net realizable value. Finished goods and work-in-process include the cost of raw materials, direct labor and manufacturing overhead costs.


PROPERTY,
PLANT AND
EQUIPMENT      Property, plant and equipment is stated at the lower of cost less accumulated depreciation or net recoverable amount. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

               Buildings                          20 to 40 years
               Manufacturing equipment            10 to 15 years
               Furniture and fixtures              3 to 10 years
               Plates and films                          3 years

               The Company periodically compares the carrying value of property, plant and equipment to the estimated undiscounted future cash flows of the related assets and recognizes in net income any impairment to net realizable value.


GOODWILL Goodwill represents the excess purchase price of acquired businesses over the fair value of the net assets acquired. Goodwill is amortized using the straight-line method over its estimated period of benefit, not exceeding 40 years. The Company periodically compares the carrying value of goodwill to the estimated undiscounted future cash flows of the related businesses and recognizes in net income any impairment to net realizable value.


OTHER
ASSETS Issuance costs for credit facilities and long-term debt are deferred and amortized over the term of the credit agreement or related debt, respectively.

               Customer list represents the cost of acquisition for the right to sell to specific customers and is amortized over 15 years. The Company periodically compares the carrying value of the customer list to the estimated undiscounted future cash flows of the related businesses and recognizes in net income any impairment to net realizable value.


REVENUE
RECOGNITION    The Company recognizes sales upon shipment of goods to customers.


FOREIGN
CURRENCY
TRANSLATION    The assets and liabilities of foreign operations, all of which are self-sustaining, are translated at the exchange rates in effect at the balance sheet dates. Revenues and expenses are translated using average exchange rates prevailing during the period. The resulting gains or losses are accumulated in the other comprehensive income account in shareowners' equity.


TAXATION The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized based on the differences between the accounting values of assets and liabilities and their related tax bases using current income tax rates.

FAIR VALUE
OF FINANCIAL
INSTRUMENTS    The carrying amounts reflected in the consolidated balance sheets for cash, cash equivalents, receivables, payables, short-term borrowings, long-term debt and deferred consideration on acquisitions approximate their respective fair values, except as otherwise indicated. Fair values of long-term debt are based primarily on quoted prices for those or similar instruments.


COMPREHENSIVE
INCOME Comprehensive income is comprised of net income (loss) adjusted for changes in the cumulative foreign currency translation adjustment account.


NEW
ACCOUNTING
STANDARDS      In June 1998, The Financial Accounting Standards Board issued
               SFAS No. 133, Accounting for Derivative Instruments and Hedging
               Activities, which the Company must adopt in 2001. The standard requires that all derivatives be recorded on the balance sheet at their fair values. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as a hedge. The Company does not expect the impact of adopting these pronouncements to be material.


NOTE 2 UNUSUAL ITEMS

               The utilization of the prior period's unusual items charge provided in the consolidated statement of income during the year ended January 1, 2000 is as follows:




                                                      Balance                Modification                BALANCE
                               Original              January 2,   Spending/   & Changes       1999      JANUARY 1,
(in millions of U.S. dollars)   Charge     Activity     1999      Realized   in Estimate    Provision     2000
                               --------    --------  ----------   --------   ------------   ---------   ----------
Restructuring costs            $ 25.8       $ (2.9)    $ 22.9     $  (16.8)    $  (2.0)      $  0.6       $  4.7
Property, plant and
  equipment and inventory
  impairment                     28.3         (23.8)      4.5         (1.4)       (3.1)          --           --
Writedowns of businesses
  held for sale                  17.8         (11.7)      6.1         (7.6)        1.5          1.8          1.8
                               ------       -------    ------     --------     -------       ------       ------
                               $ 71.9       $ (38.4)   $ 33.5     $  (25.8)    $  (3.6)      $  2.4       $  6.5
                               ======       =======    ======     ========     =======       ======       ======



               During the year ended January 1, 2000, the Company recorded an additional $2.4 million ($1.4 million after tax or $0.02 per share) unusual item charge of which $0.6 million related to severances for 14 employees. The balance of $1.8 million related primarily to the writedown of one of the Company's trademarks to net realizable value.

               A $3.6 million ($2.1 million after tax or $0.03 per share) reversal of the prior period unusual item was recorded in the fourth quarter of 1999. The reversal reflects the net impact of changes in estimates and modifications to the original program primarily due to inventory impairments being less than originally anticipated.

               All restructuring activities have been substantially completed. The remaining restructuring provision includes a total of $2.6 million for severances to be utilized during 2000 and $ 2.1 million of contractual obligations expiring in subsequent years.


               An analysis of the unusual items in prior periods is summarized below:


                                                             January 2,   January 31,
(in millions of U.S. dollars)                                   1999         1998
                                                             ---------    --------
Restructuring costs (a)                                      $    25.8    $   19.6
Property, plant and equipment and inventory impairment (b)        28.3         0.3
Writedowns of businesses held for sale                            17.8          --
(Gain) loss from disposal of businesses (c)                        5.3        (0.1)
Other (d)                                                           --         1.9
                                                             ---------    --------
                                                             $    77.2    $   21.7
                                                             =========    ========




          (a) During the period ended January 2, 1999, the Company recorded a charge of $25.8 million ($22.3 million after tax or $0.36 per share) for a restructuring program undertaken by the Company to focus on businesses in core markets (North America and the United Kingdom),

COTT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


               fix its cost structure and strengthen the management team. The restructuring charge represents expected cash payments before proceeds from sales of assets and businesses. These costs included $5.4 million of severance covering approximately 110 employees, termination costs relating to leases, and other contractual obligations.

               During the year ended January 31, 1998, the Company recorded a $19.6 million ($15.0 million after tax or $0.23 per share) restructuring charge. This charge was primarily for costs associated with the regionalization of operations and related termination costs of co-packers' agreements in the United States, termination of distributors' agreements in the United Kingdom, and severance for streamlining operations and elimination of senior management positions in Canada and corporate office. There were no material adjustments to the expenses and liabilities initially recorded.

          (b) During the period ended January 2, 1999, a charge of $28.3 million ($0.3 million - January 31, 1998) was recorded to writedown assets to net realizable value in connection with manufacturing rationalization, discontinued products or customers, and expected divestitures of certain investments and manufacturing facilities.

          (c) During the period ended January 2, 1999, the Company sold its bottling operations in Norway and recorded a $5.3 million loss on disposal. During the year ended January 31, 1998, the Company divested its "Virgin" soft drink business, resulting in a loss on disposal of $0.1 million.

          (d) During the year ended January 31, 1998, a provision was established to settle the employment obligations with the estate of the late Gerald N. Pencer, the former Chairman, President and CEO of the Company. The provision was fully utilized during 1998.


NOTE 3 OTHER EXPENSES (INCOME), NET

                                                              JANUARY 1,    January 2,     January 31,
                (in millions of U.S. dollars)                   2000          1999             1998
                                                              ---------     ----------     -----------

                Gain on disposal of equity investment in
                  Menu Foods Limited                          $   (5.9)    $       --        $     --
                Foreign exchange loss (gain)                       0.4           (0.8)            1.7
                Other                                              0.4           (0.2)            0.7
                                                              --------     ----------        --------
                                                              $   (5.1)    $     (1.0)       $    2.4
                                                              ========     ==========        ========




NOTE 4 INTEREST EXPENSE, NET

                                                              JANUARY 1,    January 2,    January 31,
                (in millions of U.S. dollars)                    2000          1999          1998
                                                              ---------     ----------     -----------
                Interest on long-term debt                    $    33.2     $    33.0     $    27.8
                Other interest                                      2.6           2.1           1.1
                Interest income                                    (1.2)         (1.9)         (4.5)
                                                              ---------     ---------     ---------
                                                              $    34.6     $    33.2     $    24.4
                                                              =========     =========     =========




               Interest paid during the year was approximately $34.8 million ($34.2 million - January 2, 1999; $ 20.0 million - January 31,
               1998).


NOTE 5 INCOME TAXES


               Income (loss) before income taxes, equity income (loss) and minority interest consisted of the following:


                                                        JANUARY 1,    January 2,    January 31,
               (in millions of U.S. dollars)              2000          1999           1998
                                                        ---------     ----------    ----------
               Canada                                   $     2.7      $   (61.4)     $  (19.7)
               Outside Canada                                14.0          (39.8)         20.2
                                                        ---------      ---------      --------
                                                        $    16.7      $  (101.2)     $    0.5
                                                        =========      =========      ========

Recovery of (provision for) income taxes consisted of the following:





                                        JANUARY 1,    January 2,    January 31,
(in millions of U.S. dollars)             2000          1999          1998
                                        ---------     ---------     ---------
CURRENT
Canada                                  $   (0.6)     $    (0.3)    $   (0.6)
Outside Canada                              (1.7)          (2.6)        (4.7)
                                        --------      ---------     --------
                                        $   (2.3)     $    (2.9)    $   (5.3)
                                        ========      =========     ========
DEFERRED
Canada                                  $   12.1      $     1.0     $    7.7
Outside Canada                              (6.0)           5.9         (2.6)
                                        --------      ---------     --------
                                        $    6.1      $     6.9     $    5.1
                                        ========      =========     ========


Income taxes paid during the year were $2.9 million ($4.2 million - January 2, 1999; $2.5 million - January 31, 1998).

The following table reconciles income taxes calculated at the basic Canadian corporate rates with the income tax recovery (provision):





                                        JANUARY 1,    January 2,    January 31,
(in millions of U.S. dollars)             2000          1999          1998
                                        ---------     ---------     ---------
Income tax (provision) recovery
  based on
  Canadian statutory rates              $   (7.3)      $  44.1       $    (0.2)
Foreign tax rate differential                7.3         (14.4)             --
Manufacturing and processing
  deduction                                  0.7          (2.1)             --
Tax benefit on losses recognized
  (not recognized)                           9.5         (19.0)             --
Non-deductible items                        (6.4)         (4.6)             --
                                        --------       -------       ---------
Recovery of (provision for)
  income taxes                          $    3.8       $   4.0       $    (0.2)
                                        ========       =======       =========




Deferred income tax assets and liabilities were recognized on temporary differences between the financial and tax bases of existing assets and liabilities as follows:


                                               JANUARY 1,    January 2,
(in millions of U.S. dollars)                    2000           1999
                                               --------      --------
DEFERRED TAX ASSETS
Loss carryforwards                             $   54.2     $    50.5
Liabilities and reserves                            7.3          23.7
Other                                               1.0           2.1
                                               --------      --------
                                                   62.5          76.3
Valuation allowance                                (5.5)        (20.2)
                                               --------      --------
                                                   57.0          56.1
                                               --------      --------
DEFERRED TAX LIABILITIES
Property, plant and equipment                      21.2          24.6
Intangible assets                                  (1.5)          3.6
Other                                              31.6          30.5
                                               --------      --------
                                                   51.3          58.7
                                               --------      --------
NET DEFERRED TAX ASSET (LIABILITY)             $    5.7      $   (2.6)
                                               ========      ========




During the year ended January 1, 2000, the Company substantially completed the implementation of a corporate reorganization which improved the probability of realizing certain loss carryforwards. As a result, the valuation allowance was reduced to recognize the benefit in deferred tax assets.

COTT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          As of January 1, 2000, operating loss carryforwards of $144.5 million ($143.7 million -January 2, 1999) are available to reduce future taxable income. These losses expire as follows:





(in millions of U.S. dollars)
2001                                       $      0.3
2004                                             12.6
After 2004                                      104.1
No expiry                                        27.5
                                           ----------
                                           $    144.5
                                           ==========




NOTE 6 DISCONTINUED OPERATIONS

          During the year ended January 31, 1998, the Company decided to dispose of its food business and recorded a loss on disposal from discontinued operations of $3.1 million (net of a deferred income tax recovery of $1.2 million) for Destination Products International, Inc. ("DPI"). During the period ended January 2, 1999, the Company recorded an additional loss on disposal of $3.8 million (net of a deferred income tax recovery of $0.4 million) reflecting a revision in the estimated proceeds on disposition. The assets of DPI were in sold May 1999 for cash proceeds of $6.9 million (C$10.1 million) and the Company recorded a loss on disposal of $0.8 million (net of a deferred income tax recovery of $0.5 million).

          For the year ended January 1, 2000, the loss from discontinued operations included an allocation of interest expense of $0.3 million ($0.9 million - January 2, 1999; $1.8 million -January 31, 1998) relating to debt attributable to the discontinued operations.

          The results of discontinued operations were as follows:


                                                JANUARY 1,     January 2,    January 31,
(in millions of U.S. dollars)                      2000          1999          1998
                                                ----------     ---------     ---------
SALES                                           $     14.4     $    28.5     $    28.5
                                                ==========     =========     =========
Loss before income taxes                                --            --          (3.3)
Income taxes                                            --            --           1.3
                                                ----------     ---------     ---------
Net loss to measurement date                            --            --          (2.0)
Loss on disposal                                      (0.8)         (3.8)         (3.1)
                                                ----------     ---------     ---------
Loss from discontinued operations               $     (0.8)    $    (3.8)    $    (5.1)
                                                ==========     =========     =========


NOTE 7 CHANGES IN ACCOUNTING PRINCIPLES


          The Accounting Standards Executive Committee issued SOP 98-5, Reporting on the Costs of Start-Up Activities, which became effective in the year ended January 1, 2000. SOP 98-5 requires that costs of start-up activities and organization costs be expensed as incurred. The impact of the initial adoption was recorded as a cumulative effect of a change in accounting principle and resulted in a charge of $2.1 million, net of a deferred income tax recovery of $1.2 million.

          Commencing in the period ended January 2, 1999, development costs for new packaging and prepaid contract costs for retailers were expensed as incurred. Previously, development costs for packaging were amortized over three years and prepaid contract costs were amortized over the term of the related contract. For the period ended January 2, 1999, net income included a charge for the cumulative effect of the change in accounting policy of $9.9 million, net of a deferred income tax recovery of $1.1 million.

NOTE 8 INCOME (LOSS) PER COMMON SHARE


          Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share includes the effect of exercising stock options and converting the preferred shares, only if dilutive.

The following table reconciles the basic weighted average number of shares outstanding to the diluted weighted average number of shares outstanding:




                                                        JANUARY 1,    January 2,    January 31,
(in thousands)                                            2000           1999          1998
                                                        ----------    ----------    -----------
Weighted average number of shares outstanding - basic       59,837        62,797         64,006
Dilutive effect of stock options                                82            --            939
Dilutive effect of second preferred shares                   6,286            --             --
                                                            ------        ------         ------
Adjusted weighted average number of shares
  outstanding - diluted                                     66,205        62,797         64,945
                                                            ======        ======         ======


          For the period ended January 2, 1999 the dilutive effect of stock options and preferred shares of 131,000 and 6,286,000 respectively, was not included in the computation of diluted loss per share as it was anti-dilutive.





NOTE 9 ACCOUNTS RECEIVABLE


                                                       JANUARY 1,   January 2,
          (in millions of U.S. dollars)                   2000        1999
                                                      ----------   ----------
          Trade receivables                           $   90.7     $   109.7
          Allowance for doubtful accounts                 (8.7)         (7.5)
          Other                                           15.6          27.2
                                                      --------     ---------
                                                      $   97.6     $   129.4
                                                      ========     =========




NOTE 10 INVENTORIES

                                                       JANUARY 1,   January 2,
          (in millions of U.S. dollars)                   2000        1999
                                                      ----------   ----------
          Raw materials                               $   29.4     $   45.5
          Finished goods                                  29.4         27.0
          Other                                            8.5          4.8
                                                      --------     --------
                                                      $   67.3     $   77.3
                                                      ========     ========




NOTE 11 PROPERTY, PLANT AND EQUIPMENT


                                       JANUARY 1, 2000                            January 2, 1999
(in millions of U.S.                    ACCUMULATED                                 Accumulated
dollars)                          COST  DEPRECIATION      NET              Cost     Depreciation     Net
                                  ----  ------------      ---              ----     ------------     ---
Land                          $   15.8      $    --     $   15.8        $    15.8     $    --      $  15.8
Building                          78.5         16.5         62.0             79.7        14.3         65.4
Machinery and equipment
  Owned                          306.7        137.9        168.8            311.0       130.1        180.9
  Leased                           7.2          3.6          3.6             17.7         6.2         11.5
Furniture and fixtures            45.2         30.9         14.3             46.1        28.1         18.0
Plates and film                   10.9          9.0          1.9             23.8        19.6          4.2
                              --------      -------     --------        ---------     -------      -------
                              $  464.3      $ 197.9     $  266.4        $   494.1     $ 198.3      $ 295.8
                              ========      =======     ========        =========     =======      =======


          Machinery and equipment includes $14.2 million of assets held for sale relating to the polyethylene terephthalate ("PET") preform blow-molding operation.

          Depreciation expense, excluding the property, plant and equipment impairment provision described in note 2, was $33.7 million ($30.7 million - January 2, 1999; $24.2 million -January 31, 1998).

COTT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 12 GOODWILL





                                             JANUARY 1,     January 2,
(in millions of U.S. dollars)                   2000           1999
                                            ----------     ----------
Cost - note 20                              $    120.8     $    141.3
Accumulated amortization                         (12.7)          (9.2)
                                            ----------     ----------
                                            $    108.1     $    132.1
                                            ==========     ==========




NOTE 13 INVESTMENT AND OTHER ASSETS



                                            JANUARY 1, 2000                                    January 2, 1999
                                              ACCUMULATED                                        Accumulated
(in millions of u.s. dollars)     COST       AMORTIZATION         NET            Cost           Amortization            Net
                                --------     ------------      ---------       --------        ---------------       ---------
Customer list                   $  25.0       $    0.3         $    24.7        $     --           $    --             $    --
Financing costs                    13.2            4.3               8.9            12.1               2.8                 9.3
Investment in
  Menu Foods Corporation            1.7             --               1.7            12.4               0.8                11.6
Deferred income taxes
  - note 5                          5.7             --               5.7              --                --                  --
Other                               2.9            0.7               2.2             2.0               1.0                 1.0
                                -------       --------         ---------        --------           -------             -------
                                $  48.5       $    5.3         $    43.2        $   26.5           $   4.6             $  21.9
                                =======       ========         =========        ========           =======             =======




          As of January 2, 1999, the equity investment in Menu Foods Limited was held for sale (including related goodwill of $5.1 million less accumulated amortization of $0.8 million) which was being amortized over 40 years. On August 3, 1999, the Company sold 87% of its investment in Menu Foods Limited (see note 3). The Company retained a 7.6% investment in Menu Foods Corporation, its parent company, which is accounted for by the cost method following the date of sale. Menu Foods Corporation has the option to purchase all of the Company's remaining shares for amounts in excess of the carrying value before August 17, 2004.

NOTE 14 SHORT-TERM BORROWINGS

          The Company has bank credit facilities providing maximum credit of $61.0 million depending on available collateral, generally accounts receivable and inventory. These facilities expire in 2002 and 2005. As of January 1, 2000, $49.2 million was available. Borrowings under these bank credit facilities bear interest at rates that, at the Company's option, vary with the prime or LIBOR rates plus applicable credit rates ranging from 1% to 2.5%. The weighted average interest rate at January 1, 2000 was 7.5% (7.92% - January 2, 1999).



NOTE 15 LONG-TERM DEBT


                                                       JANUARY 1,       January 2,
(in millions of U.S. dollars)                            2000            1999
                                                      -----------      ----------
Senior unsecured notes at 9.375% due 2005 (a)         $     155.7      $    160.0
Senior unsecured notes at 8.5% due 2007 (a)                 125.0           125.0
Term bank loan at LIBOR plus 2% with
  sinking fund payments and due 2004 (b)                     36.3            75.7
Capital leases due 2000 to 2002                               3.7             5.9
Mortgages at 5.75% to 7.125% due 2001 to 2002                 2.7             9.5
Other                                                         0.2             1.6
                                                      -----------      ----------
                                                            323.6           377.7
Less current maturities                                      (1.6)          (12.5)
                                                      -----------      ----------
                                                      $     322.0      $    365.2
                                                      ===========      ==========

          (a) The fair value of the senior unsecured notes as of January 1, 2000 was $266.0 million ($262.8 million - January 2,
                    1999). These debt instruments contain a number of financial covenants including limitations on dividend payments and indebtedness. An increase of approximately $29.0 million in shareowners' equity is required before dividend payments can be resumed.

          (b) The term loan outstanding was(pound)22.5 million on January 1, 2000 ((pound)45.5 million - January 2, 1999). A debenture of the Company's subsidiary has been pledged as collateral under the term bank loan. The net book value of assets pledged as collateral exceeds the loan amount.

                    The Company uses derivative financial instruments to reduce exposure to fluctuations in interest rates. On January 1, 2000, the Company had a fixed interest rate swap with a 7.33% interest rate maturing on January 31, 2001. The notional principal amount of (pound)20.5 million decreases over the term to maturity to (pound)19.75 million.

                    The fair value of the interest rate swap contract reflects the estimated amounts that would have been received or paid if the contract was terminated on the reporting dates. As at January 1, 2000, the fair value of the interest rate swap contract was a liability of $0.3 million ($2.4 million - January 2, 1999).

          (c) Long-term debt payments required in each of the next five years and thereafter are as follows:



(in millions of U.S. dollars)
2000                                       $       1.6
2001                                              10.7
2002                                              11.9
2003                                               9.3
2004                                               9.4
Thereafter                                       280.7
                                           -----------
                                           $     323.6
                                           ===========




NOTE 16 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                              JANUARY 1,     January 2,
(in millions of U.S. dollars)                    2000           1999
                                              ----------    ----------
Trade payables                                $     46.4     $    57.3
Restructuring - note 2                               4.7          22.9
Accrued promotion and rebates                       14.6          15.4
Sales, payroll and other taxes                       5.7           8.0
Accrued compensation                                14.8           5.0
Other accrued liabilities                           18.6          19.2
                                              ----------    ----------
                                              $    104.8    $    127.8
                                              ==========    ==========

COTT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 17 OTHER LIABILITIES

                                                     JANUARY 1,    January 2,
(in millions of U.S. dollars)                           2000         1999
                                                      --------     ---------
Deferred consideration on acquisitions - note 20      $   16.1     $    37.2
Deferred income taxes - note 5                              --           2.6
                                                      --------     ---------
                                                      $   16.1     $    39.8
                                                      ========     =========

NOTE 18 CAPITAL STOCK


          The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of first and second preferred shares, issuable in series.

          The Convertible Participating Voting Second Preferred Shares, Series 1 ("second preferred shares") carry a cash dividend equal to one-half of the common share cash dividend, if any, on an as converted basis. The Company issued 4,000,000 second preferred shares in 1998 and paid a transaction fee of $0.9 million to the owners of the second preferred shares ("preferred shareowners"). From and after July 7, 2002, the preferred shareowners are entitled to receive a cumulative preferential non-cash paid-in-kind dividend, payable in additional second preferred shares, at the rate of 2.5% for each six months, compounded semi-annually, with daily accrual. The second preferred shares are also entitled to voting rights together with the common shares on an as converted basis.

          The Company may redeem all, but not less than all, of the second preferred shares for payment of an amount per share equal to, at the option of the preferred shareowners, either the adjusted redemption price or the common share equivalent redemption price, as calculated in accordance with the Company's Articles. The common share equivalent redemption price is, at the option of the Company, payable in cash or in common shares. The Company may not redeem any of the preferred shares prior to July 7, 2002 unless the common shares have traded at an average closing price of not less than $13.00 during a consecutive 120 day trading period.

          The second preferred shares are convertible into that amount of common shares which is determined by dividing a conversion factor in effect at the time of conversion by a conversion value. The initial conversion factor of $10.00 shall be adjusted semi-annually at the rate of 2.5% for each six-month period, compounded semi-annually, with daily accrual, until July 7, 2002. From and after July 7, 2002 the conversion factor is $12.18. The conversion value is $7.75 and is subject to reduction in certain circumstances. The right of conversion may be exercised by the preferred shareowners at any time, and may be exercised by the Company at any time after July 7, 2002 or if the common shares have traded at an average closing price of not less than $13.00 during a consecutive 120 day trading period, prior to July 7, 2002.



NOTE 19 STOCK OPTION PLANS


          Under the 1986 Common Share Option Plan as amended on July 21, 1998, the Company has reserved 12.0 million common shares for future issuance. Options are granted at a price not less than fair value of the shares on the date of grant.

          Options granted prior to April 12, 1996 and all options granted to employees with six months of service expire after five years and vest at 20% per annum over 4.5 years. Options granted after April 12, 1996 expire after ten years and vest at 25% per annum commencing on the second anniversary date of the grant. Options granted after September 1, 1998 expire after seven years and vest at 30% per annum on the anniversary date of the grant for the first two years and the balance on the third anniversary date of the grant. All options are non-transferrable.

Pursuant to the SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to account for its employee stock option plan under APB opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized for stock options issued under these plans. Had compensation cost for the plans been determined based on the fair value at the grant date consistent with SFAS No. 123, the Company's net income
(loss) and income (loss) per common share would have been as follows:




(in millions of U.S. dollars, except per share           JANUARY 1,     January 2,    January 31,
amounts)                                                   2000            1999          1998
                                                        ----------     ----------    -----------
Net income (loss)
As reported                                             $     18.5     $   (109.5)   $      (4.7)
Pro forma                                                     15.9         (112.0)          (7.0)
Basic net income (loss) per share
As reported                                                   0.31          (1.74)         (0.07)
Pro forma                                                     0.27          (1.78)         (0.11)
Diluted net income (loss) per share
  As reported                                                 0.28          (1.74)         (0.07)
  Pro forma                                                   0.24          (1.78)         (0.11)




The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:




                                      JANUARY 1,           January 2,            January 31,
                                        2000                  1999                  1998
                                      ----------           ----------            -----------
Risk-free interest rate              4.8 - 6.2%            4.6 - 5.6%            4.9 - 5.2%
Average expected life (years)                4                 3 - 7                 3 - 7
Expected volatility                       45.0%                 47.5%                 52.5%
Expected dividend yield                     --                  0.50%                 0.55%




Option activity was as follows:

                                   JANUARY 1, 2000                 January 2, 1999               January 31, 1998
                                              WEIGHTED-                        Weighted-                       Weighted-
                                              AVERAGE                           Average                         Average
                                              EXERCISE                          Exercise                        Exercise
                              SHARES         PRICE (C$)          Shares        Price (C$)        Shares        Price (C$)
                             ---------       ----------         ---------      ----------       ---------      ----------
Balance - at beginning       6,444,008        $  11.24          6,202,850      $    15.59       5,328,190       $  14.61
  Granted                    1,162,500        $   5.80          2,462,400      $     9.42       2,965,532       $  12.90
  Exercised                         --              --             (3,080)     $     9.08      (1,261,132)      $   6.63
  Cancelled                 (2,403,448)       $  12.32         (2,218,162)     $    21.36        (829,740)      $  13.34
                            -----------                        -----------                     -----------
Balance - at end             5,203,060        $   9.55          6,444,008      $    11.24       6,202,850       $  15.59
                            ===========                        ===========                     ===========


Outstanding options at January 1, 2000, are as follows:





                                  OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                       -------------------------------------------     ----------------------------
                                                         Weighted-                       Weighted-
     Range of                          Remaining          Average                         Average
     Exercise             Number      Contractual        Exercise        Number           Exercise
    Prices (C$)        Outstanding       Life            Price (C$)    Exercisable        Price (C$)
------------------     -----------    -----------        ----------    -----------        ----------
$  3.30 - $  4.80         105,000        9.3             $   4.45              --               --
$  5.25 - $  9.90       3,680,800        8.6             $   8.41       1,245,716          $   9.22
$ 10.20 - $ 14.70       1,397,260        7.2             $  12.77         777,260          $  12.57
$ 15.05 - $ 30.88          20,000        6.5             $  21.49          11,000          $  26.61

COTT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 20 ACQUISITIONS



               All acquisitions have been accounted for using the purchase method, and accordingly, the results of operations are included in the Company's consolidated statements of income from the effective dates of purchase.

YEAR ENDED
JANUARY 1,
2000 In November 1999, the Company's U.S. subsidiary modified its arrangements with Premium Beverage Packers, Inc. This business was originally purchased effective January 1997. The Company paid $25.0 million to settle its obligation to make annual payments relating to the January 1997 acquisition of the customer list. This amount has been capitalized to customer list in investment and other assets.


PERIOD
ENDED
JANUARY 2,
1999 In August 1998, the Company acquired the remaining 1% minority interest of a U.S. subsidiary from a former executive officer of the Company for $2.9 million (C$4.5 million) in cash which was allocated primarily to goodwill.


YEAR ENDED
JANUARY 31,
1998 In November 1997, the Company acquired through a wholly owned subsidiary in the United Kingdom, 100% of the outstanding shares of Hero Drinks Group (U.K.) Limited for $80.6 million ((pound)47.6 million) in cash including transaction costs. Included in the initial acquisition cost was deferred consideration of $34.7 million ((pound)20.5 million) which was expected to be payable without interest over the five years following the closing date. During the year ended January 1, 2000, the amount of the deferred consideration and the corresponding goodwill was reduced by $17.4 million. The deferred consideration of $16.1 million ((pound)10.0 million) equals the present value of the minimum guaranteed payments under the agreement and is due at the latest in May 2003. This adjustment was recorded as it is unlikely that any payments in excess of the minimum amounts will be required.

               In addition, during the year the Company made several other acquisitions. The total purchase price of all acquisitions was allocated as follows based on the fair value of net assets acquired:




                                                            January 31,
(in millions of U.S. dollars)                                  1998
                                                           ----------
Current assets (net of cash acquired of $3.4)              $     30.8
Property, plant and equipment                                    72.1
Goodwill                                                         80.9
                                                           ----------
                                                                183.8
                                                           ----------

Current liabilities                                             (40.1)
Long-term debt                                                  (43.9)
Minority interest                                                 3.4
                                                           ----------
                                                                (80.6)
                                                           ----------
Purchase price paid (consisting of cash consideration of
$97.1 million and share consideration of $6.1 million)     $    103.2
                                                           ==========

NOTE 21 NET CHANGE IN NON-CASH WORKING CAPITAL


The changes in non-cash working capital components from continuing operations, net of effects of acquisitions and divestitures of businesses and unrealized foreign exchange gains and losses, are as follows:

                                                     JANUARY 1,     January 2,      January 31,
(in millions of U.S. dollars)                          2000            1999            1998
                                                     ----------      ---------      ----------
Decrease (increase) in accounts receivable           $     24.5      $     9.1      $    (20.8)
Decrease (increase) in inventories                          8.3           14.1            13.6
Decrease (increase) in prepaid expenses                    (1.9)           2.1            (1.3)
Decrease (increase) in income taxes recoverable             1.3            2.7              --
Increase (decrease) in accounts payable and
  accrued liabilities                                     (23.8)         (35.2)           27.3
                                                     ----------      ---------      ----------
                                                     $      8.4      $    (7.2)     $     18.8
                                                     ==========      =========      ==========


NOTE 22 BENEFIT PLANS


The Company maintains primarily contributory pension plans covering qualifying employees in Canada, the United Kingdom and the United States. The total expense with respect to these plans was $2.1 million for the year ended January 1, 2000 ($2.1 million - January 2, 1999; $ 1.5 million - January 31, 1998).

NOTE 23 OTHER COMPREHENSIVE INCOME




                                                     JANUARY 1,     January 2,      January 31,
(in millions of U.S. dollars)                          2000            1999            1998
                                                     ----------      ---------      ----------
Net income (loss)                                     $   18.5       $ (109.5)      $   (4.7)
Foreign currency translation
  (net of $2.4 impact of divestitures)                     1.8           (6.1)         (11.2)
                                                      --------       --------       --------
                                                      $   20.3       $ (115.6)      $  (15.9)
                                                      ========       ========       ========




NOTE 24 COMMITMENTS AND CONTINGENCIES

     a) The Company leases buildings, equipment, furniture and transportation equipment. The minimum annual payments under operating leases are as follows:


(in millions of U.S. dollars)
2000                                           $    7.8
2001                                                7.0
2002                                                5.9
2003                                                4.3
2004                                                2.3
Thereafter                                          7.7
                                               --------
                                               $   35.0
                                               ========


Operating lease expenses were:

(in millions of U.S. dollars)
YEAR ENDED JANUARY 1, 2000                     $    8.4
Period ended January 2, 1999                        9.0
Year ended January 31, 1998                         7.9

COTT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     b) The Company has sales commitments with various retailers and distributors and purchase commitments with various suppliers. These contracts generally provide for fixed or variable prices and minimum volumes. It is not anticipated that losses will be incurred on these contracts.

     c) The Company is subject to environmental legislation in jurisdictions in which it carries on business. The Company anticipates that environmental legislation may become more restrictive but at this time is not in a position to assess the impact of future potential legislation. The Company, along with other industry participants, is not in compliance with the Environmental Protection Act (Ontario). The requirements under the Act are not presently being enforced, and the Company has made no provision for any possible assessments thereon. The Company continues to work with industry groups and the Ministry of the Environment to seek alternative means to meet the requirements for a minimum percentage of sales in refillable containers.

     d) The Company is subject to various claims and legal proceedings with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results from operations.


NOTE 25 SEGMENT REPORTING


          The Company produces, packages and distributes retailer brand and branded bottled and canned soft drinks to regional and national grocery, mass-merchandise and wholesaler chains in Canada, the United Kingdom and the United States. The Company manages its business by geographic segments as described below:


BUSINESS SEGMENTS
For the year ended January 1, 2000

                                                                        UNITED       UNITED     CORPORATE
(in millions of U.S. dollars)                             CANADA        KINGDOM      STATES      & OTHER       TOTAL
                                                        ----------    ----------    --------     --------     ---------
External sales                                          $    169.2    $    186.1    $  596.8     $   38.7     $   990.8
Intersegment sales                                            19.5            --         5.6        (25.1)           --
Depreciation and amortization                                  8.5          10.2        18.6          1.8          39.1
Operating income (loss) before unusual items                  17.0           4.2        41.2        (17.4)         45.0
Unusual items                                                 (0.4)          3.7        (2.2)        (2.3)         (1.2)
Property, plant and equipment                                 55.1          78.4       127.7          5.2         266.4
Goodwill and other assets                                     22.1          52.8        78.1         (1.7)        151.3
Total assets                                                 137.0         173.4       332.1        (52.9)        589.6
Additions to property, plant and equipment                     3.0           5.9         9.5          0.1          18.5
Property, plant and equipment and goodwill acquired             --            --        25.0           --          25.0
                                                        ----------    ----------    --------     --------     ---------

For the period ended January 2, 1999

                                                                       United        United      Corporate
(in millions of U.S. dollars)                             Canada       Kingdom        States      & Other        Total
                                                        ----------    ---------     ---------    --------      --------
External sales                                          $    161.1    $   209.5     $   513.1    $   74.8      $  958.5
Intersegment sales                                            21.8           --           6.9       (28.7)           --
Depreciation and amortization                                 10.8         10.4          18.9         3.6          43.7
Operating income (loss) before unusual items                  10.6          8.6          12.4       (23.4)          8.2
Unusual items                                                  5.9         13.5          25.5        32.3          77.2
Property, plant and equipment                                 56.3         90.2         138.8        10.5         295.8
Goodwill and other assets                                     22.5         77.6          38.3        15.6         154.0
Total assets                                                 221.9        237.2         296.6       (56.5)        699.2
Additions to property, plant and equipment                     8.5          3.9          23.1         1.2          36.7
Property, plant and equipment and goodwill acquired             --           --           2.9          --           2.9
                                                        ----------    ---------     ---------    --------      --------



For the year ended January 31, 1998


                                                                       United        United      Corporate
(in millions of U.S. dollars)                             Canada       Kingdom        States      & Other       Total
                                                        ----------    ---------     ---------    --------      --------
External sales                                          $    192.6    $   148.5     $   603.4    $  103.3      $1,047.8
Intersegment sales                                            22.9         11.7          11.6       (46.2)           --
Depreciation and amortization                                 10.7          6.3          18.3         4.3          39.6
Operating income (loss) before unusual items                  22.2          7.2          37.2       (17.6)         49.0
Unusual items                                                  1.3          2.5          11.6         6.3          21.7
Property, plant and equipment                                 60.2         93.5         135.3        21.0         310.0
Goodwill and other assets                                     30.9         87.1          40.6        27.0         185.6
Total assets                                                 327.7        260.4         375.6      (102.2)        861.5
Additions to property, plant and equipment                    12.3          5.2          63.3         1.0          81.8
Property, plant and equipment and goodwill acquired            7.0        123.1          22.6         0.3         153.0
                                                        ----------    ---------     ---------    --------      --------




Intersegment sales and total assets under the Corporate & Other caption include the elimination of intersegment sales, receivables and investments.

For the year ended January 1, 2000, sales to two major customers accounted for 30% and 11%, respectively, of the Company's total sales (19% and 11% - January 2, 1999; 17% and 11% -January 31, 1998).

Credit risk arises from the potential default of a customer in meeting its financial obligations with the Company. Concentrations of credit exposure may arise with a group of customers which have similar economic characteristics or that are located in the same geographic region. The ability of such customers to meet obligations would be similarly affected by changing economic, political or other conditions.

COTT CORPORATION

                                                                COTT CORPORATION

QUARTERLY FINANCIAL INFORMATION



(Unaudited, in millions of U.S.           First     Second       Third       Fourth
  dollars)                               Quarter    Quarter     Quarter     Quarter(1)     Total
                                       ---------    --------   ---------    --------     --------
YEAR ENDED JANUARY 1, 2000
Sales                                  $   232.2    $  288.3   $   261.0    $  209.3     $  990.8
Cost of sales                              200.3       247.2       222.3       176.9        846.7
Selling, general and administrative         20.9        24.1        26.3        27.8         99.1
Unusual items                                 --          --          --        (1.2)        (1.2)
                                       ---------    --------   ---------    --------     --------
Operating income                            11.0        17.0        12.4         5.8         46.2
                                       ---------    --------   ---------    --------     --------
Income from
  continuing operations                      0.8         7.3         8.7         4.6         21.4
Discontinued operations                       --          --          --        (0.8)        (0.8)
Cumulative effect of
  change in accounting principle            (2.1)         --          --          --         (2.1)
                                       ---------    --------   ---------    --------     --------
Net income (loss)                      $    (1.3)   $    7.3   $     8.7    $    3.8     $   18.5
                                       =========    ========   =========    ========     ========
Per common share:
  Net income (loss) - basic            $   (0.02)   $   0.12   $    0.15    $   0.06     $   0.31
  Net income (loss) - diluted          $   (0.02)   $   0.11   $    0.13    $   0.06     $   0.28
                                       =========    ========   =========    ========     ========
PERIOD ENDED JANUARY 2, 1999
Sales                                  $   258.1    $  310.1   $   244.0    $  146.3     $  958.5
Cost of sales                              223.9       267.2       221.1       146.8        859.0
Selling, general and administrative         23.3        23.2        23.0        21.8         91.3
Unusual items                                 --          --        74.3         2.9         77.2
                                       ---------    --------   ---------    --------     --------
Operating income (loss)                     10.9        19.7       (74.4)      (25.2)       (69.0)
                                       ---------    --------   ---------    --------     --------
Income (loss) from
  continuing operations                      2.3         7.6       (60.9)      (44.8)       (95.8)
Discontinued operations                       --          --          --        (3.8)        (3.8)
Cumulative effect of
  change in accounting principle              --          --        (7.4)       (2.5)        (9.9)
                                       ---------    --------   ---------    --------     --------
Net income (loss)                      $     2.3    $    7.6   $   (68.3)   $  (51.1)    $ (109.5)
                                       =========    ========   =========    ========     ========
Per common share:
  Net income (loss) - basic            $    0.04    $   0.12   $   (1.10)   $  (0.85)    $  (1.74)
  Net income (loss) - diluted          $    0.04    $   0.12   $   (1.10)   $  (0.85)    $  (1.74)
                                       =========    ========   =========    ========     ========



(1)  Two months for the 11-month period ended January 2, 1999.

                                                                COTT CORPORATION

SELECTED FINANCIAL DATA




                                       JANUARY 1,    January 2,     January 31,   January 25,  January 27,
                                        2000 (1)      1999 (2)       1998 (3)        1997         1996
(in millions of U.S. dollars)         (52 WEEKS)     (48 weeks)     (53 weeks)    (52 weeks)   (52 weeks)
                                      ---------      ---------      ----------    ---------     --------
Sales                                 $   990.8      $   958.5      $  1,047.8    $   948.3    $   888.8
Cost of sales                             846.7          859.0           902.3        806.5        789.7
Selling, general and administrative        99.1           91.3            96.5         83.5         80.0
Unusual items                              (1.2)          77.2            21.7          8.4         26.8
                                      ---------      ---------      ----------    ---------     --------
Operating income (loss)                    46.2          (69.0)           27.3         49.9         (7.7)
                                      ---------      ---------      ----------    ---------     --------
Income (loss) from
  continuing operations                    21.4          (95.8)            0.4         23.0        (16.5)
Discontinued operations                    (0.8)          (3.8)           (5.1)         2.0         (4.8)
Cumulative effect of
  changes in accounting principles         (2.1)          (9.9)             --           --           --
                                      ---------      ---------      ----------    ---------     --------
Net income (loss)                     $    18.5      $  (109.5)     $     (4.7)   $    25.0     $  (21.3)
                                      =========      =========      ==========    =========     ========
INCOME (LOSS) PER SHARE - BASIC
Income (loss) from
  continuing operations               $    0.35      $   (1.53)     $     0.01    $    0.38     $  (0.27)
Discontinued operations               $   (0.01)     $   (0.05)     $    (0.08)   $    0.03     $  (0.08)
Cumulative effect of
  changes in accounting principles    $   (0.03)     $   (0.16)     $       --    $      --     $     --
Net income (loss)                     $    0.31      $   (1.74)     $    (0.07)   $    0.41     $  (0.35)
INCOME (LOSS) PER SHARE - DILUTED
Income (loss) from
  continuing operations               $    0.32      $   (1.53)     $     0.01    $    0.37     $  (0.27)
Discontinued operations               $   (0.01)     $   (0.05)     $    (0.08)   $    0.03     $  (0.08)
Cumulative effect of
  changes in accounting principles    $   (0.03)     $   (0.16)     $       --    $      --     $     --
Net income (loss)                     $    0.28      $   (1.74)     $    (0.07)   $    0.40     $  (0.35)
                                      =========      =========      ==========    =========     ========
Cash dividend per share               $      --      $    0.03      $     0.05    $    0.02     $   0.07
                                      =========      =========      ==========    =========     ========
Total assets                          $   589.6      $   699.2      $    861.5    $   599.6     $  546.2
Current maturities of
  long-term debt                            1.6           12.5            19.5         10.2          3.2
Long-term debt                            322.0          365.2           388.3        204.6        196.7
Shareowners' equity                       142.3          122.0           230.9        239.0        200.4




(1) During the year the Company completed a series of planned divestitures of non-core businesses.

(2) During the period ended January 2, 1999 the Company divested of its bottling operations in Norway.


(3) During the year the Company invested in several acquisitions, the most significant of which was the Hero Drinks Group (U.K.) Limited.

DIRECTORS & OFFICERS


BOARD OF DIRECTORS                  CORPORATE OFFICERS
COLIN J. ADAIR (3)*                 FRANK E. WEISE III                     CATHERINE M. BRENNAN
Director                            President &                            Vice President,
Merrill Lynch Canada, Inc.          Chief Executive Officer                Treasurer


W. JOHN BENNETT (1)                 MARK BENADIBA                          TINA DELL'AQUILA
CEO, Benvest Capital Inc.           Executive Vice President               Vice President,
                                    President, Canadian Operations         Controller

C. HUNTER BOLL (1)*
Principal Managing Director         DAVID G. BLUESTEIN                     IVAN R. GRIMALDI
Thomas H. Lee Partners L.P.         Executive Vice President               Vice President,
                                    President, U.S. Operations             Purchasing

SERGE GOUIN (2)*
Chairman, Cott Corporation          PAUL R. RICHARDSON                     EDMUND P. O'KEEFFE
Vice Chairman, Salomon Smith        Executive Vice President,              Vice President,
Barney Canada Inc.                  Global Procurement & Innovation        Strategic Planning & Analysis


THOMAS M. HAGERTY (2)               RAYMOND P. SILCOCK                     PREM VIRMANI
Principal Managing Director         Executive Vice President &             Vice President,
Thomas H. Lee Partners L.P.         Chief Financial Officer                Technical Services


STEPHEN H. HALPERIN (2), (3)        NEIL A. THOMPSON
Partner                             Executive Vice President
Goodman Phillips & Vineberg         Managing Director,
                                    U.K. and Continental
                                    Europe Operations

DAVID V. HARKINS (3)
Principal Managing Director         MARK R. HALPERIN
Thomas H. Lee Partners L.P.         Senior Vice President,
                                    General Counsel & Secretary

TRUE H. KNOWLES
Corporate Director                  JAMES S. REYNOLDS
Cott Corporation                    Senior Vice President
                                    Chief Information Officer

FRASER D. LATTA (1)
Vice Chairman                       COLIN D. WALKER
Cott Corporation                    Senior Vice President,
                                    Human Resources

DONALD G. WATT
Chairman
The Watt Group Inc.


FRANK E. WEISE III
President & CEO
Cott Corporation






(1)  MEMBER, AUDIT COMMITTEE

(2)  MEMBER, CORPORATE GOVERNANCE COMMITTEE

(3)  MEMBER, HUMAN RESOURCES &

     COMPENSATION COMMITTEE

*    COMMITTEE CHAIRMAN

SHAREOWNERS' INFORMATION




CORRESPONDENCE


Corporate Headquarters:                Investor Information:
207 Queen's Quay West                  Tel: (416) 203-5662
Suite 340                                   (800) 793-5662
Toronto, Ontario                       Website: www.cott.com
M5J 1A7
Tel: (416) 203-3898                    Transfer Agent & Registrar:
Fax: (416) 203-8171                    Montreal Trust


Registered Office:                     Auditors:
333 Avro Avenue                        PricewaterhouseCoopers LLP
Pointe-Claire, Quebec
H9R 5W3                                Stock Exchange Listing:
Tel: (514) 428-1000                    The shares of Cott Corporation
Fax: (514) 428-1001                    are listed on the Toronto Stock
                                       Exchange under the ticker
                                       symbol BCB; and on
                                       the NASDAQ exchange under
                                       the ticker symbol COTT.


                                       Annual General Meeting:
                                       Cott's 2000 Annual Meeting takes
                                       place on Wednesday, May 3, 2000
                                       at 9:30 a.m. at the
                                       du Maurier Theatre Centre,
                                       Toronto, Ontario.

                                       La version francaise est
                                       disponible sur demande.







Design: BRYAN MILLS GROUP Printed in Canada





[COTT LOGO]

[COTT CORPORATION LOGO]


CORPORATE HEADQUARTERS:

Corporate Headquarters:
207 Queen's Quay West
Suite 340
Toronto, Ontario
M5J 1A7
Tel: (416) 203-3898
Fax: (416) 203-8171



CANADA HEADQUARTERS

6525 Viscount Road
Mississauga, Ontario
L4V 1H6
Tel: (905) 672-1900
Fax: (905) 672-5229

PRINCIPAL OPERATIONS

Calgary, Alberta
Lachine, Quebec
Mississauga, Ontario
Pointe-Claire, Quebec
Scoudouc, New Brunswick
Surrey, British Columbia


UNITED KINGDOM HEADQUARTERS

Citrus Grove, Side Ley
Kegworth, Derbyshire
DE74 2FJ
Tel: (44-1509) 674915
Fax: (44-1509) 673461


PRINCIPAL OPERATIONS

Kegworth, Derbyshire
Pontefract, West Yorkshire
Sawley, Nottinghamshire


UNITED STATES HEADQUARTERS

5405 Cypress Center Drive
Suite 100
Tampa, Florida 33605
Tel: (813) 342-2500
Fax: (813) 342-2511

PRINCIPAL OPERATIONS

Allentown, Pennsylvania
Columbus, Georgia
San Antonio, Texas
San Bernardino, California
Sikeston, Missouri
St. Louis, Missouri
Tampa, Florida
Wilson, North Carolina







THE LEADER IN PREMIUM
RETAILER BRAND BEVERAGE
INNOVATION